U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                  FORM 10-SB/A
                                 AMENDMENT NO. 5



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                 (Name of Small Business Issuer in its charter)

                  NEVADA                                       84-1416023
      (State or other jurisdiction of                       (I.R.S. Employer
      incorporation or organization)                      Identification No.)

         333 SOUTH ALLISON PARKWAY, SUITE 100, LAKEWOOD, COLORADO 80226
         (Address of principal executive offices)            (Zip Code)

                    Issuer's telephone number: (303) 804-0155

        Securities to be registered under Section 12(b) of the Act: NONE

          Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)










































                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

OVERVIEW

         The Company was organized under the laws of the State of Colorado on July 15, 1993 under the name Winter Park Ventures, Inc. On April 22, 1997, the Company changed its name to SportsStar Marketing, Inc. On July 13, 1999, the Company changed its name to College Bound Student Alliance, Inc. after the acquisition of College Bound Student Athletes, Inc. Effective August 1, 2000, the Company changed its domicile to Nevada. The Company, using a staff of regional directors and sales representatives nationwide, represents high school students and student-athletes seeking financial, informational, recruiting, and admissions assistance to attend college. The Company's offices are located at 333 South Allison Parkway, Suite 100, Lakewood, Colorado 80226-3115, and its telephone number is (303) 804-0155.

         The Company was dormant until 1997. Chartwell International, Inc. became the sole stockholder of the Company in early 1996 when it acquired the Company's stock. Chartwell is still a principal shareholder of the Company. In June 1997, the Company entered into an agreement with National College Recruiting Association, Inc. ("NCRA"), a wholly-owned subsidiary of Chartwell International. The term of the Agreement is for five years, with unlimited five-year renewals under the same terms and conditions. As consideration for the license, the Company agreed to pay NCRA an initial payment of $150,000 (later amended to $210,000) and 2.5% of the gross revenues realized from the business operations of NCRA. The agreement also provided for an additional license fee of $100,000 to be paid to NCRA upon receipt of $500,000 of additional financing by the Company. As of April 30, 2000, $22,000 is still owed to NCRA for license fee payments.

         NCRA granted the Company an exclusive license for the use, rights, and interests in and to all of the assets, including brand and trade names and databases, constituting the business of NCRA, along with the rights to sell new and service existing franchises of NCRA and to publish the BLUE CHIP ILLUSTRATED magazine. NCRA owns the rights to a program to promote high school athletes to colleges in the pursuit of scholarship money for the athletes. The program's principal method of promotion is through profiles prepared and distributed to various colleges. A profile is a one-page summary about a student, containing information such as the student's name, address, date of birth, name of high school, academic achievements, standardized test scores, desired major, and photograph of the student, and, in the case of student-athletes, athletic awards, achievements, and statistics.

         The Company also licenses from NCRA the publishing rights to a magazine, BLUE CHIP ILLUSTRATED, which highlights the leading high school athletes in the country. College coaches and fans are typical subscribers of BLUE CHIP ILLUSTRATED.

         In April 1999, the Company acquired College Bound Student-Athletes, Inc., a Wisconsin corporation ("CBS-Athletes"), for $945,901 in stock and debt. CBS-Athletes engages in the same type of business as the NCRA profiling program.

         On May 5, 2000, the Company acquired College Foundation Planners, Inc. ("CFPI"). CFPI, founded in 1982, provides services designed to assist students in finding the best colleges for their needs, getting admitted to the desired colleges, obtaining financing for college, and shortening the student's time spent in college. CFPI is located in Tustin, California.


                                       2

SERVICES OFFERED

         The Company believes that every person and especially college bound students should have the opportunity to realize their full potential and live a full life, which begins with education preparation and career planning. The Company offers a placement service to college-bound students, their parents, and college staff, which focuses on matching a student's talents and abilities, via a student profile, with colleges that the student is qualified to attend. The Company's business model centers around becoming one of the few full-service providers of educational and career planning services. The Company's academic services are combined with sports and fine arts special interest areas, and vocational services, to provide a single solution for its customers. The Company strives to develop a trusted advisor relationship with students that complement those with parents, schools, teachers, and counselors.

         Students pay a fee to become a client of the Company. A corporate sponsor that has set aside funds for students needing financial assistance may underwrite this fee. Over the last 3 years the Company has received 125 such corporate sponsorships from national, regional and local organizations including, EUR AM, Coca-Cola, American Express, First National Bank, Saga Foods, Chicago Bears, Pittsburgh Steelers, Denver Broncos, NFL Charities, Sevor Corporation, World Wide Golf School, Orion Foods, Athletes Against Drugs, Modell's, Ronald McDonald House charities, McDonalds Corporation, Citicorp, YMCA, Chicago Public School System, Dermontii Dawson, Bank One, Youth Motivation Program, Allsport/Tryone Keys, Aaron Glee and the New York Jets.

         The Company's core business has been its College Bound Student Scouting/Profiling program. The program assists high school athletic, fine arts, or academic achievers with the college recruiting process, including completion of a verified profile that is then distributed to the Company's proprietary database of college coaches, athletic directors, and department heads to assist the student in obtaining sports, academic, or fine arts scholarships. The Company presently charges $995 for national program, $795 for regional program of eight states, $695 for one-time national program, and $350 for each additional area profiled.

         The Company offers its products in services directly to students and their parents via networking with high school coaches, direct mail, phone solicitations, its internet website and seminar programs. The Company also offers its services through corporate sponsorship programs.

         After signing the contract at the family's home, the Company's representative forwards a packet of information to the Company. The student's file is then opened and a preliminary profile is prepared. After the preliminary profile has been reviewed, a master version is prepared. The Company then determines to which colleges the profile will be sent, based on the particular package purchased by the student, on certain statistical requirements of the student, and also on nonquantitative factors made on a case-by-case basis pertaining to the student's strengths and weaknesses. The profile is mailed to the selected colleges and the colleges' interest is tracked. The profile is updated periodically and resubmitted if necessary.

         The Company does not have any dependence on any one or small group of direct customers or suppliers. Since the Company offers primarily counseling services, its principal suppliers are commercial printing companies and office supply companies. The loss of any one supplier would not affect the Company's operations adversely.

         With the acquisition of CFPI, the Company is also offering the products and services to college bound students set forth below, described together with the fees typically charged by the Company:


                                       3

         1. SAT and ACT Preparation Course that helps identify weak areas in each of the specific math, verbal and writing skills covered on these standardized tests. The Company's program offers computerized tutorials, educational tools, and personal assistance from a Company "coach." ($895)
         2. College Major and Career Search assists the student using computerized analysis and research and personal advice to determine which college major and career a student is best suited for, hence shortening the student's time spent in college. ($495)
         3. Dream College Search and Selection assists students in learning how to plan early in high school to meet the specific entrance requirements of their dream college.($895)
         4. Financial Aid Planning and MeritMoney-TM- Search is a complete course in understanding college financial aid programs, how much college costs, and what to do to dramatically reduce the costs. The program includes a computerized search of colleges that offer Academic Scholarships with criteria that match the student's personal qualifications. ($395)
         5. College Admissions Applications assists the student in emphasizing their academic and personal strengths and achievements that match the college admissions profile. The program walks the student through the entire application process and the importance of each of the documents and proper presentation and content. ($895)
         6. Financial Aid Service program assists students and/or parents in completing federal and private college financial aid applications, while recognizing special circumstances and conditions that may improve the assistance available for particular students. The program also assists with reviews of award letters, appeals applications and loan applications. ($990)
         7. Becoming a Master Student program maximizes the value students receive from their education by teaching them how to learn in the most effective way possible. ($395)
         8. College Survival Seminar program helps calm student fears about the freshman experience and helps them gain insight from recent college graduates about living away from home and includes a workbook and other information. ($195)

         Prior to the CFPI acquisition, a small number of these services were subcontracted out on a limited basis or referred to other professionals, but will now be offered directly by the Company.

         The Company is hoping to expand its product/service offerings via future acquisitions and the internal development of new products for alternative education or training. The Company is currently seeking financing to complete future acquisitions and to develop an Internet-driven delivery vehicle that provides students, parents, high schools and college staffs worldwide with comprehensive and cost-effective programs and services for helping to bring students and colleges together. The focus of the Company will be to greatly broaden its efforts in four distinct markets: the academics, fine arts and athletics assistance markets currently being served by the Company, as well as a vocational studies assistance market.

         The Company typically charges fees ranging from $195 to $995 for each of the services discussed above. Several discount packages that bundle some services are also offered that range from $1,495 to $3,965. Because of the recent acquisition of CFPI, all of the Company's pricing and service offerings are presently under review. All prices are subject to change without notice. The Company presently accepts various credit cards and installment payments. A no-interest three-payment plan option, where payment is made via automatic debits from the customer's checking account, is offered in connection with some of CFPI's larger college partnership service packages that bundle together several of the Company's programs/services.

         The Company does not provide any performance or satisfaction guarantees. The Company provides a service that cannot guarantee or promise that the client will receive a scholarship; however the Company's service is designed to enhance the student's college exposure and


                                       4

opportunities. The Company cannot begin to decide what kind and/or how much a scholarship will be for the student, since that decision is made by third parties that use the Company's service to find out about college bound high school students. The Company will refund the full client payment up to midnight of the third business day after the service agreement is signed. Any refund outside of the three-business day policy is decided on a case-by-case basis by a management committee at the request of the client. Such refund requests are rare; however, the Company does offer refunds occasionally when the customer feels that it has not been provided any services of value in the college recruiting/financial aid process.

         The Company presently is not operating any student camps or publishing the BLUE CHIP ILLUSTRATED magazine. Upon the receipt of additional financing, it hopes to develop plans to start student camps specializing in athletes, fine arts and academically-focused students and to reinitiate publishing and distributing the BLUE CHIP ILLUSTRATED magazine in printed form and as an e-Magazine published on the Internet. It is likely that the format will be revamped to include advertising. The magazine primarily contained profiles of high school student clients and related articles. It was published five times a year during 1997 and early 1998, and monthly until April 1999. College coaches and fans were typical subscribers to the magazine, which was also given at no-charge to selected college athletic and admissions department personnel as a part of the Company's sports profiling services. The circulation of BLUE CHIP ILLUSTRATED ranged from approximately 3,000 copies to 60,000 copies per issue when included with STUDENT SPORTS magazine, published by Student Sports, Inc., Anaheim, California.

MARKETING AND SALES

         The Company markets its services largely through seminars, corporate sponsors and through an organization of full and part-time regional directors and sales representatives who live in the local area and who are familiar with the high schools, students, teachers, and coaches in that area. One-on-one sales are generally conducted at the student's home with the student's parents and the student, targeting those students and athletes who meet minimum standards of academic, fine arts, and athletic performance. Seminars are used to present information about the Company's services to large groups and to enroll students as new clients of the Company.

         In August 1999, the Company entered into an agreement with Jack Renkens, a motivational speaker who makes presentations to high school students, their parents, coaches, and administrators about the college recruiting process. The Company's website promotes Mr. Renkens as a speaker and Mr. Renkens features the Company's services in his seminars.

         The Company also engages in activities in the local communities where its offices are located to promote its services. As an example, in February 2000, the Company provided its college placement service as a contestant prize in a scholarship pageant held in Denver, Colorado.

         In July 2000, the Company expanded its website (www.cbsa.com) by providing more disclosure of the Company's business plan and the ability to receive potential customer leads and orders for some of the Company's products and services. Additional e-commerce capabilities are planned for future updates to the website.

         Through April 2000, the Company has derived its revenues from the following sources:

- DIRECT SALE OF STUDENT PROFILES. These are sold directly to students and parents via seminars and/or direct contact through the Company's regional directors and sales representatives. (Approximately 71% of total revenues for fiscal 1999 and 65% for the nine months ended April 30, 2000)


                                       5

- CORPORATE SPONSORSHIPS. National and local organizations cover the students' fees for utilizing the Company's programs, primarily for public relations and/or social responsibility objectives. These sponsorships are allocated according to the donor's wishes where specified. In March 2000, the Company received an unrestricted $500,000 corporate sponsorship from EUR AM Consulting, a company not affiliated with the Company. In December 1999, NFL Charities awarded the Company a grant to assist students in each NFL team market. This grant will allow the Company to assist over 40 students in 31 cities to gain exposure to college recruiters and university admissions directors. (Approximately 1% of total revenues for fiscal 1999 and 35% for the nine months ended April 30, 2000)

         The Company plans to broaden it revenue base with the acquisition of CFPI and with the implementation of its business plan.

FRANCHISES

         The Company previously offered for sale and sold franchises for NCRA businesses, which are the establishing, operating, and promoting of athletic student profiling for college-bound athletes. For an initial franchise fee of $10,000 to $40,000 (depending on territory size) and ongoing royalties for each profile subscription sold, the Company granted the franchisee an exclusive geographic area from which to solicit or promote subscriptions to high school students, using the "NCRA" name, marketing materials, and distribution network. The Company also provided training to the franchisee, ongoing consulting and assistance, and subscriber services. Upon receipt from a franchisee of a completed student profile, the Company prepared and distributed the profile to a range of 220 colleges to 1,000 colleges (depending on the student client's needs and interests), responded to inquiries from colleges and subscribers, and updated the subscriber's profile.

         Currently, there are less than 10 franchises active in the Company's program and the Company has discontinued selling new franchises. The Company plans to phase out franchising activities.

TRADEMARKS

         In June 1999, the Company filed service mark applications with U.S. Patent and Trademark Office to register the following marks: College Bound Alliance, CBSA, College Bound Student Athletes and College Bound Student Alliance. These applications are pending.

         The Company acquired the design service mark registration for "CBSA" and "College Bound Student-Athletes", registered on January 24, 1995 with the U.S. Patent and Trademark Office, from CBS-Athletes.

         NCRA has design service marks for "NCRA-National College Recruiting Association" and "Blue Chip Illustrated", which were registered March 9, 1999 with the U.S. Patent and Trademark Office, and which are licensed to the Company.

COMPETITION

         Management believes that the Company and its competitors are serving less than 1% of the potential market. There are two primary types of student recruiting: (i) Internet companies where, for a fee, the student places his/her own information on an Internet site, and (ii) companies with operations similar to those of the Company.


                                       6

         Based on information informally gathered by the Company, management believes that admissions directors, department heads, and coaches do not express a great deal of interest in Internet profiles due to the biased, undocumented and unverified nature of the information presented.

         Management knows of approximately two dozen companies, which appear to offer services similar to those of the Company. While management believes that the Company can continue to grow in spite of this competition, the Company will need to continue and/or expand its marketing and sales efforts to do so.

         There can be no assurance that the Company will be able to maintain its position in the industry. Barriers to entry into Internet-based businesses are low and the development by others of new, improved or modified programs and/or services could make the Company's products and/or services obsolete. Therefore, even if the Company develops new and innovative services or products that prove to be commercially feasible, there is no assurance that a new development by a competitor will not supersede any such services or products. The Company must, therefore, continuously improve its services and develop new products in order to be competitive. In this regard, the Company may not have sufficient resources to undertake the research and development necessary to remain competitive in the industry.

GOVERNMENT APPROVALS AND REGULATION

         Few regulations control the Company's business and operations, other than regulations applicable to businesses generally. It is possible, however, that future laws and regulations may be adopted with respect to college financial aid covering such issues as privacy, pricing, quality of services, and libel, among others. Any such new legislation or regulation could have an adverse impact on the Company's business.

         The Company is subject to state and federal laws regarding its past sales of franchises to a small number of its area regional directors and sales representatives (less than 10% of the Company's area regional directors and sales representatives are franchisees). The last franchise was sold in January 1999. The Company, however, has discontinued offering franchises and has no plans to offer franchises in the future.

         The National Collegiate Athletic Association (NCAA) has certain rules pertaining to college student-athletes, which affect the Company's operations. Management believes that the Company's operations are in compliance with NCAA rules.

         In December 1999, the Company became a member of the Better Business Bureau serving Wisconsin.

EMPLOYEES

         As of May 31, 2000, the Company had a total of 27 employees (18 full-time and 9 part-time) in its Denver, Wisconsin, and California offices. In addition, the Company has approximately 200 independent regional directors and sales representatives located throughout the country paid on a commission basis.

         The Company's future success depends in significant part upon the service of its key senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. The time that the officers and directors devote to the business affairs of the Company and the skill with which they discharge their responsibilities will substantially impact the Company's success. To the extent the services of these individuals would be unavailable to the


                                       7

Company for any reason, the Company would be required to identify, hire, train and retain other highly qualified technical and managerial personnel to manage and operate the Company. The Company's business could be adversely affected to the extent such key individuals could not be replaced.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

         The Company was dormant until 1997 when it changed its name to SportsStar Marketing, Inc. It acquired College Bound Student Athletes, Inc. (CBS-Athletes) in April 1999. Both companies had been experiencing operating losses through the date of the combination, and have continued to experience losses after they merged and restructured their combined businesses. The Company believes the development of infrastructure for future growth and lack of liquid financial resources are primarily responsible for the losses.

         In August 1999 the Company hired a Chief Executive Officer and, in late 1999, completed a revised business plan. In February 2000 the Company completed a $1,000,000 offering, the proceeds of which were used for the repayment of debt, deferred compensation, and payments to vendors. It plans to increase sales through development and/or acquisition of new products, expanding and upgrading the number and quality of sales representatives, augmenting the personal evaluation seminar program, and designing an effective Internet e-commerce transaction site. To these ends, the Company has engaged an information technology firm to further develop, as cash is available, its Internet and e-commerce abilities. The information technology firm will work to implement back office solutions to automate (1) production functions of fulfillment and delivery and (2) accounting and management information systems. As a result, an improved website was released in July 2000. The improved website allows the Company to more fully describe its business plan and vision and to receive potential customer leads and orders via the Internet for some of the Company's products and services. Additional capabilities, such as on-line catalog and product orders are planned for future upgrades to the website. Approximately $32,000 has been spent through June 1, 2000 on website improvements and management anticipates spending another $13,000 by July 31, 2000.

         The Company acquired CFPI in May 2000 primarily to expand its product line.

         The Company believes cash expected to be generated from operations, the recent $1 million financing in February 2000, and a $500,000 Corporate Sponsorship received in March 2000 will satisfy its cash requirements through at least November 2000.

         The Company also plans to raise capital through equity or combined debt and equity financing. The proceeds will be used to expand its product and service lines, to further develop its Internet capabilities, to further develop the corporate sponsorship program, for acquisitions, and for additional working capital, however, there can be no assurance that it will raise any capital. The Company has been building its corporate infrastructure since 1997. To fully utilize the infrastructure and the associated expense of maintaining it, the Company must continue to grow through expansion of product and service lines and acquisitions.

         Employees are expected to increase from 16 as of April 30, 2000 to approximately 30 over the next twelve months, excluding part-time and contract labor that the Company uses from time-to-time.


                                       8

         CFPI is expected to contribute $400,000 in gross revenues to the Company in fiscal 2001. The effect on net income and earnings per share are projected to be immaterial, as CFPI has historically operated on a break-even basis or at a moderate loss. The Company plans to modify the products offered by CFPI to increase the profit margins through production efficiencies and economies of scale while retaining the highest quality standards. Further, the Company will broaden its product offerings through these offerings and mass market them through the Company's national sales force.

MANAGEMENT'S DISCUSSION AND ANALYSIS


         Due to the acquisition of CBS-Athletes in April 1999, the results of operations of CBS-Athletes have been included in the Company's financial statements from April 30, 1999. The purchase price was allocated to the fair value of identifiable assets and liabilities. The Company recorded three intangible assets in connection with the acquisition: payment for a covenant not to compete of $147,485, software of $73,300, and recruiting systems technology of $1,057,108. These are reflected on the balance sheet as other assets.



         The purchase price of $945,901 consisted of debt, 545,000 shares of the Company's common stock, and an option to purchase up to 500,000 shares of the Company's common stock at $.50 per share. Additional payments of up to $1.1 million and options to purchase 500,000 shares of the Company's common stock could be made upon CBS-Athletes achieving certain performance thresholds. It is presently uncertain whether such performance thresholds will be met, but additional consideration, if any, will be recorded if and when said thresholds are met.


         The CBS-Athletes purchase agreement established these performance thresholds for the former owners:

         1. Average retail profile unit sales of 150 per month for 1 year after the purchase.
         2. Obtain $25,000 per month in new Corporate Sponsorships-not less than $300,000 in 12 months.
         3. Obtain 24 new college athletic director contracts during the initial 15-month period.
         4. Reduce the fulfillment cost per student profile to $100 per unit during the 12 months.
         5. Achieve minimum 90% Satisfaction Rate during the 12-month period while producing 150 units.

CBS-Athletes has not achieved these performance thresholds.


         The financial statements do not reflect the CFPI acquisition, which occurred in May 2000. CFPI was acquired for $434,414, consisting primarily of $241,541 debt and 540,000 shares valued at $148,500 of the Company's stock. Of the 540,000 shares, 250,000 have been escrowed with an independent agent and will be released upon CFPI reaching revenues of $431,600 in the year after the first anniversary date of the closing and 40,000 will be issued to CFPI employees upon the first anniversary date of the closing. Options to purchase 500,000 shares of the Company's common stock have been granted to the former owner and operator of CFPI, which become vested and exercisable at a rate of 166,666 per year only to the extent CFPI achieves certain performance thresholds over the next three years.


         The Company's fiscal year end is July 31. The following is a summary of certain selected financial information based on the audited consolidated financial statements as of and for the years ended July 31, 1999 and 1998, and the unaudited consolidated financial statements as of and for


                                       9

the nine months ended April 30, 2000 and 1999. Reference should be made to the financial statements attached to this registration statement to put the following summary in context.


BALANCE SHEET DATA:
---------------------------------------- --------------------------- ---------------------------
                                               APRIL 30, 2000               JULY 31, 1999
---------------------------------------- --------------------------- ---------------------------
Working capital deficiency                     $  (583,323)                 $  (790,972)
Long-term debt                                 $   249,995                  $   751,976
Total assets                                   $ 2,063,150                  $ 1,623,132
Stockholders' equity (deficit)                 $   614,776                  $   (38,061)
---------------------------------------- --------------------------- ---------------------------
STATEMENTS OF OPERATIONS DATA:
---------------------------------------- --------------------------- ---------------------------
                                             NINE MONTHS ENDED            NINE MONTHS ENDED
                                               APRIL 30, 2000              APRIL 30, 1999
---------------------------------------- --------------------------- ---------------------------
Revenues                                       $ 1,527,649                  $   337,951
Loss from operations                           $  (513,138)                 $  (575,531)
Net loss                                       $  (582,545)                 $  (576,462)
Net loss per share                             $     (0.03)                 $     (0.04)
---------------------------------------- --------------------------- ---------------------------
---------------------------------------- --------------------------- ---------------------------
                                                 YEAR ENDED                  YEAR ENDED
                                               JULY 31, 1999                JULY 31, 1998
---------------------------------------- --------------------------- ---------------------------
Revenues                                       $   706,886                  $   194,672
Loss from operations                           $  (866,363)                 $  (648,223)
Net loss                                       $  (899,043)                 $  (657,427)
Net loss per share                             $     (0.05)                 $     (0.04)
---------------------------------------- --------------------------- ---------------------------

         Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and elsewhere herein.

RESULTS OF OPERATIONS:  NINE MONTHS ENDING APRIL 30, 2000 VERSUS APRIL 30, 1999

         GENERAL. While the majority of the Company's revenue is derived from profile fees, the Company is beginning to diversify its revenue generation. The Company's revenue in a particular period is directly related to the number of profiles produced during the period. Management believes that the Company's business is somewhat seasonal, with average revenue declining in the period beginning at Thanksgiving and ending at the New Year's holiday, and also declining in the spring. Profiling revenue represents revenue from contracts as services are performed. Deferred revenue is recorded for cash received in advance for services the Company is obligated to perform. The cost of profiling revenue is mainly comprised of the cost of commissions, production salaries, facility rental, postage and other direct service cost.

         Other revenue represents the Company's revenue associated with sales representative training and corporate sponsorships.

         REVENUE. For the nine months ending April 30, 2000, total revenue increased 352% to $1,527,649 as compared to $337,951 for the same period in 1999. Revenues are expected to continue increasing in fiscal 2001, primarily due to the expansion of the corporate sponsorship program and the expansion of sales of products developed from the CFPI acquisition. The revenue sources are planned to diversify as more products are developed.


                                       10

         Profile revenue increased $816,976 or 476% for the first nine months of fiscal year 2000 to $988,400 from $171,424 for the comparable period in 1999, primarily as a result of the acquisition of CBS-Athletes in April 1999; approximately $735,000 of the increase was attributable to CBS-Athletes. Revenue from profiling is planned to increase in fiscal 2001 as the number of representatives grows and the sales per representative increases.

         The Company has recently experienced substantial revenue growth; however, there can be no assurance that the Company will continue to grow at historical rates or at all. The Company's ability to generate increased revenue and achieve profitability will depend upon its ability to increase sales through development and/or acquisition of new products, expanding and upgrading the number of sales representatives, developing the seminar program and designing an effective Internet commerce site. The Company's ability to expand and develop these channels depends on a number of factors beyond the Company's control, including general business and economic conditions. Expansion and development of existing and additional marketing and distribution channels will also depend, in part, upon the Company's ability to secure additional technology, expertise and staff.

         The Company's results have been affected by the interest expense and amortization of intangibles related to the CBS-Athletes acquisition completed in the second half of fiscal 1999. The Company's results have also been affected by the costs associated with the integration of operational and administrative functions and building infrastructure for future expansion. There can be no assurance that the Company will be able to successfully integrate the business it has acquired or in a timely manner in accordance with its strategic objectives. Failure to integrate acquired businesses effectively and efficiently could have a material adverse effect on the Company's business, financial condition and results of operations.

         Corporate sponsorships revenue increased $525,665 or 5257% for the nine months ended April 30, 2000 to $535,665 from $10,000 for the comparable 1999 period. $500,000 of the 2000 sponsorships revenue were obtained from EUR AM Consulting. While the Company will continue to search for similar sponsorships in the future, there is no assurance that it will receive additional sponsorships.

         The Company has discontinued the sale of franchises and anticipates no future revenue from sale of franchise regions. Accordingly, no franchise revenue was received for the 2000 period as compared to $156,527 for the 1999 period.

         COST OF SERVICES. The cost of services for the first nine months of fiscal 2000 increased $527,294 or 244% to $743,401 from $216,107 for the comparable period in 1999. The increase in cost of services is attributable to the acquisition of CBS-Athletes and the increase in profiles revenue. As a percentage of profiles revenue, cost of services was 75.2% for the current period, as compared to 126% for the prior period. Cost of services is comprised primarily of sales commission, production costs, and marketing.


         OPERATING EXPENSE. General and administrative expenses increased $470,661 to $1,131,676 for the first nine months of fiscal 2000, as compared to $661,015 for the comparable period in fiscal 1999. The increase results from the operating expenses of CBS-Athletes included in fiscal 1999, corporate expenses and additional management compensation for new staff. Because of increased management staff and cost of new technology, the Company anticipates general and administrative expenses to increase in the future. Operating expenses are expected to increase and continue at their current percentage of revenues due to the Company's integration of CFPI and CBS-Athletes, development of products, and efforts to design processing to reduce the cost of each product.


                                       11

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased $129,350 to $165,710 for the first nine months of fiscal 2000, as compared to $36,360 for the comparable period in fiscal 1999. The additional depreciation and amortization was recorded during the period primarily due to the acquisition of CBS-Athletes, since the acquisition in April 1999 resulted in intangible assets totaling $1,277,893 being recorded. These assets are being amortized over a 10-year period. Amortization expense is expected to increase in fiscal 2001 due to the acquisition of CFPI, which was completed in May 2000.


         OPERATING LOSS. The Company's operating loss for the first nine months of fiscal 2000 is $513,138 as compared to an operating loss of $575,531 for the comparable period in 1999. The decrease in operating loss is primarily attributable to the increased general and administrative costs associated with the CBS-Athletes acquisition, costs of merging operations and building infrastructure, legal fees, higher investor and public relations expenses, and higher amortization expenses, offset by the receipt of a $500,000 corporate sponsorship in fiscal 2000 not received in 1999. Of the operating loss amount in fiscal 2000, $370,000 does not require an immediate outlay of cash resources. The Company expects to report an operating loss in fiscal 2000 and through the first three quarters of fiscal 2001. The quarterly losses are expected to decrease each quarter with a small operating profit for fiscal 2001.


         NON OPERATING INCOME (EXPENSE). Interest expense for the first nine months of fiscal 2000 increased $68,476 as compared to the same period in 1999. The increase in interest expense relates to the financing of the CBS-Athletes acquisition made by the Company in the second half of fiscal 1999 and notes payable entered into in March 2000. The Company's interest expense is directly related to its level of borrowings and related interest rates. Interest expense is expected to increase in fiscal 2001 due to the acquisition of CFPI that was completed in May 2000 and if the Company obtains debt financing to fund operations.


         NET LOSS AND NET LOSS PER SHARE. The net loss for the first nine months of fiscal 2000 was $582,545, as compared to $576,462 for the comparable period in 1999. The basic and diluted loss per share for the first nine months of fiscal 2000 was $0.03, as compared to net loss per share of $0.04 for the comparable period in 1999. The Company has issued options to purchase 1,656,233 shares of its common stock to employees as of April 30, 2000, which could potentially dilute basic earnings per share in the future.


RESULTS OF OPERATIONS:  FISCAL YEAR ENDED JULY 31, 1999 VERSUS JULY 31, 1998

         REVENUE. For the fiscal year ending July 31, 1999, total revenue increased $512,000 or 260% to $707,000 as compared to $195,000 for the fiscal year ending July 31, 1998.

         Profile revenue increased $391,000 or 360% for the fiscal year 1999 to $499,000 from $108,000 for the fiscal year 1998, primarily as a result of the acquisition of CBS-Athletes; $306,000 or 80% of the increase was attributable to CBS-Athletes. Franchise fee revenue increased $92,000 or 140% for the fiscal year 1999 to $157,000 from $65,000 for the fiscal year 1998.

         Other revenue increased $29,000 or 130% to $51,000 for the fiscal year 1999 as compared to the same period in 1998 as a result of increased miscellaneous income.

         The Company has recently experienced substantial revenue growth, however, there can be no assurance that the Company will continue to grow at historical rates or at all. The Company's ability to generate increased revenue and achieve profitability will depend upon its ability to increase sales through development or acquisition of new products, expanding and upgrading the number of sales representatives, expanding its seminar program and designing an effective Internet e-


                                       12

commerce site. The Company's ability to expand and develop these channels depends on a number of factors beyond the Company's control, including general business and economic conditions. Expansion and development of existing and additional marketing and distribution channels will also depend, in part, upon the Company's ability to secure additional technology, expertise and staff.

         The Company's results have been lowered by interest expense and amortization of intangibles related to the acquisition completed in the second half of fiscal 1999. The Company's results have also been affected by the costs associated with the integration of operational and administrative functions. There can be no assurance that the Company will be able to integrate the business it has acquired successfully or in a timely manner in accordance with its strategic objectives. Failure to integrate acquired businesses effectively and efficiently could have a material adverse effect on the Company's business, financial condition and results of operations.

         COST OF SERVICES. The cost of operations for fiscal 1999 increased $241,000 or 140% to $413,000 from $172,000 for fiscal 1998. The increase in cost of operations is attributable to the acquisition of CBS Athletes, developing promotional materials and communication costs.


         OPERATING EXPENSE. Selling, general and administrative expenses increased $255,130 to $1,050,130 for fiscal 1999, as compared to $795,000 for the comparable period in fiscal 1998. The increase results from the operating expenses of CBS-Athletes included in fiscal 1999 and corporate and additional management compensation for new staff. Because of increased management staff and cost of new technology, the Company anticipates selling, general and administrative expenses to increase in the future.


         DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $62,104 to $110,104 for fiscal 1999, as compared to $48,000 for the comparable period in fiscal 1998. The additional depreciation and amortization expense recorded during the period is primarily attributable to the acquisition of CBS-Athletes.



         OPERATING LOSS. The Company's operating loss for fiscal 1999 is $866,363 as compared to operating loss of $648,000 for the comparable period in 1998. The increase in operating loss is primarily attributable to the increased general and administrative expenses associated with the CBS-Athletes acquisition, costs of merging operations, legal fees, and higher investor and public relations expenses.


         NON OPERATING INCOME (EXPENSE). Interest expense for fiscal 1999 increased $32,000 to $41,000 from $9,000 as compared to the same period in 1998. The increase in interest expense relates to the financing of the acquisition made by the Company in the second half of fiscal 1999. The Company's interest expense is directly related to its level of borrowings.


         NET LOSS AND NET LOSS PER SHARE. The net loss for fiscal 1999 was $899,043, as compared to net loss of $657,000 for the comparable period in 1998. The diluted loss per share for fiscal 1999 was $0.05, as compared to net loss per share of $0.04 for the comparable period in 1998. The Company has issued options to purchase 1,126,233 shares of its common stock as of July 31, 1999, which could potentially dilute basic earnings per share in the future.


FINANCIAL CONDITION


         Total assets have increased steadily from $465,827 at July 31, 1998 to $2,063,150 at April 30, 2000, reflecting the Company's growth, both internally and through acquisitions. The most significant increase occurred during the 1999 fiscal year. At July 31, 1999, total assets were $1,623,132. The Company recorded three intangible assets in connection with the acquisition of CBS-Athletes in April 1999: payment for a covenant not to compete of $147,485, software of

                                       13

$73,300, and recruiting systems technology of $1,057,108. These are reflected on the balance sheet as other assets. Property and equipment also increased as a result of the CBS-Athletes acquisition from $36,624 at July 31, 1998 to $83,286 at July 31, 1999.

         Total liabilities increased from $61,476 at July 31, 1998 to $1,661,193 at July 31, 1999. The increase was due to the acquisition of CBS-Athletes, which was accomplished through the issuance of stock and notes, and to the growth of the Company during this period. Current liabilities increased from $61,476 at July 31, 1998 to $909,217 at July 31, 1999. The increase occurred primarily in current portion of long-term debt payable to stockholder (which was related to the note given by the Company for the acquisition), accounts payable (which was due to past due accounts payable and revenues that did not meet pre-acquisition projections in the CBS-Athletes transaction), accrued liabilities (which was due to an increase in deferred salaries and accrued interest expense from the CBS-Athletes acquisition), and due to related parties (which consists of amounts due to Chartwell for unpaid royalties, management fees, and trade credits). The balance sheet also reflected long-term debt of $751,976 at July 31, 1999, which was the notes given in connection with the CBS-Athletes acquisition.

         Stockholders' equity decreased from $404,351 at July 31, 1998 to $(38,061) at July 31, 1999. While the Company issued 1,797,948 shares during the one-year period for consideration of $456,631 this was offset by the loss of $899,043.

         Total assets increased from $1,623,132 at July 31, 1999 to $2,063,150 at April 30, 2000. Most of the increase is reflected in current assets, which increased from $118,245 at July 31, 1999 to $615,056 at April 30, 2000. The increase in cash was due to the completion of a $1,000,000 private placement in February 2000 and the receipt of a $500,000 corporate sponsorship in March 2000.

         Current liabilities increased from $909,217 at July 31, 1999 to $1,198,379 at April 30, 2000, due to the maturation of long-term debt to current. There was a corresponding decrease of long-term debt from $751,976 at July 31, 1999 to $249,995 at April 30, 2000. Overall, total liabilities decreased from $1,661,193 at July 31, 1999 to $1,448,374 at April 30, 2000 as
payments were made with cash received during the nine-month period.

         Stockholders' equity increased from a deficit of $38,061 at July 31, 1999 to $614,776 at April 30, 2000. The Company issued 3,640,138 shares for consideration of $1,244,232 during the nine-month period, which offset the loss of $582,545 for the period.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of liquidity and capital resources historically have been borrowings and sales of its equity securities. Cash used for acquisitions and payment of operating costs has offset these sources of cash flows.

         During the year ended July 31, 1998, cash provided by sales of common stock of $778,225 was used primarily for operating activities of $470,565. During the year ended July 31, 1999, cash provided by an increase in a related party payable and other financing activities totaling $232,275 were used for operating activities of $316,200.

         In February 2000, the Company completed the sale of 2,000,000 shares of common stock for $1,000,000 and in March received a $500,000 corporate sponsorship. The Company repaid $210,000 of acquisition-related debt and other debt, approximately $76,000 of deferred compensation and $362,000 of deferred vendor and accounts payable with the proceeds from these transactions, offset by $548,917 of long-term debt maturing to current. Accordingly, the


                                       14

working capital deficiency at April 30, 2000 decreased to $583,323. The Company expects a working capital deficiency to continue until additional funding is obtained and/or the Company reaches profitability. Current assets increased to $615,056 as compared to $118,245 at July 31, 1999, due primarily to a $464,112 increase in cash. Current liabilities increased to $1,198,379 at April 30, 2000 as compared to $909,217 at July 31, 1999, due to higher operating expenses and deferred payments in 2000.

         Eur-Am is an international company with a multi-million dollar charitable contribution budget. The Eur-Am $500,000 sponsorship was a result of Eur-Am becoming convinced that the Company makes a significant positive contribution to the success of college bound students. Accordingly, it made an oral commitment to the Company in a telephone conversation that it would support the Company with funding. There were no conditions or limitations attached to this donation. The only relationship is one of support from a corporation concerned with optimizing educational opportunities for students. The Company intends to seek Eur-Am's ongoing support in the future.

         Management of the Company believes the cash received from the sale of common stock and sponsorship, plus cash expected to be generated by operations, will be sufficient to allow the Company to meet its obligations as they come due through at least November 2000.

         The Company also plans to raise capital through equity or combined debt and equity financing. The proceeds will be used to expand its product and service lines, to further develop its Internet capabilities, to further develop the corporate sponsorship program, for acquisitions, and for additional working capital, however, there can be no assurance that it will raise any capital. The Company has been building its corporate infrastructure since 1997. To fully utilize the infrastructure and the associated expense of maintaining it, the Company must continue to grow through expansion of product and service lines and acquisitions.

         In May 2000, the Company entered into an investment agreement with Swartz Private Equity, LLC. The investment agreement entitles the Company to issue and sell, at its option, common stock for up to an aggregate of $30,000,000 from time to time during a three-year period commencing on the effective date of a registration statement (a "Put Right"). Management does not know to what extent it will utilize this method of financing, but believed it to be prudent to have the financing mechanism in place should the need arise. This investment agreement will provide the Company with a financing alternative that can be evaluated against other financing alternatives available to the Company.

         In order to invoke a Put Right, the Company must have an effective registration statement on file with the Securities and Exchange Commission registering the resale of the common shares that may be issued as a consequence of the invocation of the Put Right. If the Company does not use the Put Right financing, it will still be obligated to pay a non-usage fee of a maximum of $300,000 over the three-year period. If the Company does not "Put" at least $2,000,000 worth of common stock to Swartz during each year following the date on which the registration statement is declared effective by the SEC, it must pay Swartz an annual non-usage fee. The fee equals the difference between $200,000 and 10% of the value of the shares of common stock Put to Swartz during that annual period. The fee is due and payable on the last business day of each one-year period. Each annual non-usage fee is payable to Swartz, in cash, within five (5) business days of the date it accrued. The Company is not required to pay the annual non-usage fee to Swartz in years it has met the Put requirements. The Company is also not required to deliver the non-usage fee payment until Swartz has paid the Company for all Puts that are due.

         During the term of the investment agreement and for one year after its termination, the Company is prohibited from issuing or selling any capital stock or securities convertible into the Company's capital stock for cash in private capital raising transactions, without obtaining the prior


                                       15

written approval of Swartz which Swartz has agreed to not unreasonably withhold. In addition, Swartz has the option for 10 days after receiving notice to purchase such securities on the same terms and conditions. This right of first refusal does not apply to acquisitions, option plans or strategic partnerships or joint ventures. The Company preliminarily indicated in its agreement with Swartz that it expects to use the proceeds received from Swartz for working capital, strategic alliances (including potential acquisitions), capital expenditures and general corporate purposes. These purposes were established as of the date of the agreement with Swartz, and the Company has the right to change the purpose for which the funds will be used without giving notice to Swartz.

         The Company anticipates raising a minimum of $2,000,000 in capital each year for the next three years through the Swartz Private Equity, LLC agreement and/or other alternative economically prudent instruments. Additionally, the Company intends to secure a bank financing for working capital of $500,000 to $1,000,000. The Company will fund a portion of its capital needs out of expected cash flows from operations. Funding development and acquisitions out of operations may slow growth.

YEAR 2000 COMPLIANCE

         The Company has determined that the Company's critical operating systems, accounting systems, computer systems and business equipment are the major resources that are affected by the Year 2000 issue. While certain of these systems may need to be upgraded or replaced, the identified systems and or programs are primarily "off the shelf" products with Year 2000 updates available. The Company has determined these systems to be substantially compliant. One proprietary software program requires updating to become compliant. Actions are being taken to work around the issue and the impact is minimal.

         The total cost for the Year 2000 has been and is expected to be minimal.

         Management believes that it has an effective plan in place to adequately address the Year 2000 issue in a timely manner. Nevertheless, failure of third parties upon which the Company's business relies could result in disruption of the Company's supply of equipment and other general problems related to daily operations. In addition, disruptions in the economy generally resulting from Year 2000 issues could adversely affect the Company. Although, the Company believes its Year 2000 plan will adequately address the Company's internal issues, the overall risks associated with the Year 2000 issue cannot be fully identified until the Company receives more responses from significant suppliers. Thus far, the Company has had no significant disruptions due to Year 2000 issues and it does not expect any disruptions in the future. It has expended no financial or technical resources to remediate any Year 200 issues.


ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company has entered into a lease agreement with an unaffiliated third party to lease approximately 6,140 square feet of office space at 333 South Allison Parkway, Suite 100, Lakewood, Colorado. The lease term commenced August 1, 2000 and expires July 31, 2005. Monthly rent is $9,460.

         CBS-Athletes leases approximately 4,700 square feet of office space from a non-affiliated third party at N19 W6717 Commerce Court, Cedarburg, Wisconsin, for monthly rent of $3,710. The lease expired August 31, 2000.


                                       16

         CFPI leases approximately 2,010 square feet of office space from a non-affiliated third party at Suite 106 and 112, Tustin, California 92780. The lease requires monthly rent of $2,714 and expires July 31, 2004.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of May 31, 2000:


NAME AND ADDRESS OF OWNER                   NUMBER OF SHARES OWNED      PERCENT OF CLASS (1)
Chartwell International, Inc.                      7,330,369                   34.14%
5275 DTC Parkway, Suite 110                           (2)
Englewood, CO 80111

Janice A. Jones                                    3,660,850                   17.05%
5275 DTC Parkway, Suite 110                           (3)
Englewood, CO 80111

Kevin W. Gemas                                     1,352,000                    6.15%
N19 W6717 Commerce Court                             (4)
Cedarburg, Wisconsin 53012

Constance Cooper                                    500,000                     2.33%
14081 S. Yorba Street, Suite 106                      (6)
Tustin, CA 92780

Rick N. Newton                                      255,000                     1.18%
5275 DTC Parkway, Suite 110                           (5)
Englewood, CO 80111

Jerome M. Lapin                                     250,000                     1.15%
5275 DTC Parkway, Suite 110                           (7)
Englewood, CO 80111

William R. Willard                                  112,000                     0.52%
356 Playa Del Norte, No. 2                            (8)
La Jolla, CA 92037

Peter Lambert                                          0                         --
3130 Wilshire Boulevard, 4th Floor
Santa Monica, CA 90400

Officers and Directors as a group                 13,460,219                   60.03%
(7 persons)                                  (2)(3)(4)(5)(6)(7)(8)

----------

(1) This table is based on 21,470,890 shares of Common Stock outstanding on May 31, 2000. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from May 31, 2000, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.


                                       17

(2) According to a Form 10-SB filed by Chartwell International, Inc., Dr. Janice A. Jones is the beneficial owner of 48% of Chartwell's common stock. Dr. Jones is an officer and director of Chartwell. William R. Willard is a director of Chartwell. The officers and directors of the Company may be deemed to have beneficial ownership of the shares owned by record by Chartwell.

(3) Includes 252,850 shares owned of record by John J. Grace (the spouse of Janice A. Jones), shares issuable upon an option held by Mr. Grace to purchase 200,000 shares from Chartwell, shares issuable upon an option held by Dr. Jones to purchase 600,000 shares from Chartwell, 1,500,000 shares owned of record by Family Jewels II Limited Partnership (an entity owned and controlled by Dr. Jones), and the right to convert debt into 1,000,000 shares held by The Chartwell Group, Inc. (a company owned and controlled by Dr. Jones).

(4) These shares are owned of record by Kevin W. Gemas and Wayne O. Gemas as joint tenants. Includes shares issuable upon exercise of an option to purchase 500,000 shares. See Part I - Item 1. Description of Business. Includes 352,000 shares held in escrow to secure payment of certain notes.

(5) Includes shares issuable upon exercise of an option to purchase 200,000 shares. See Part I, Item 6. Executive Compensation.

(6) Includes 250,000 shares held in escrow to secure performance of certain revenue goals.

(7) Includes shares issuable upon exercise of an option to purchase 250,000 shares. See Part I, Item 6. Executive Compensation.

(8) Includes 64,000 shares owned of record by The Bridgestream Trust, an entity owned and/or controlled by Mr. Willard.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The officers and directors of the Company are as follows:


NAME                               AGE               POSITION
Rick N. Newton                     48                Chairman of the Board of Directors

Jerome M. Lapin                    70                Chief Executive Officer and Director

Constance J. Cooper                64                Executive Vice President and Chief
                                                     Operating Officer - CFPI

Kevin Gemas                        37                Chief Operating Officer - Profiles Division

Janice A. Jones                    51                Corporate Secretary and Director

William R. Willard                 57                Director

Peter Lambert                      49                Director

         The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when the director's successor is elected and qualified. The next annual meeting of stockholders has been tentatively scheduled for November 6, 2000 at the Company's offices. The term of office of each officer of the Company ends at the next annual meeting of the


                                       18

Company's Board of Directors, which is expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.

         RICK N. NEWTON has been the Chairman of the Board of Directors of the Company since April 1999. From November 1996 to March1999, he was Director of Corporate Finance Services at American Express Co., Denver, Colorado. From April 1990 to October 1996, he was CEO of Systems Science Institute. Mr. Newton has more than 28 years of multi-industry experience ranging from start-up to Fortune 500 companies, and is primarily responsible for the Company's recent acquisition of CBS-Athletes. He graduated from the University of Colorado with a Degree in Engineering. Mr. Newton devotes approximately 20% of his time to the business of the Company.

         JEROME M. LAPIN has been Chief Executive Officer and a Director of the Company since August 1999. From January 1994 to July 1999, Mr. Lapin was President, CEO and Chairman of the Board of Directors of American Coin Merchandising Corporation, a publicly traded company, (symbol ACMI), based in Boulder, Colorado. Mr. Lapin was a co-founder of International House of Pancakes in 1958. In 1966, he retired to Australia where he pursued private business interests including World Hosts Pty, Ltd., which owned Caprice Restaurant and established Orange Julius in Australia. In 1978 Mr. Lapin returned to the United States and became President and CEO of Topsy's International, Inc., Kansas City, Missouri, which acquired the Tastee Freez chain of 800 units. He was also President of Sanwa Foods, Inc., a soup manufacturer in Los Angeles that was subsequently acquired by Campbell Soups.


         CONSTANCE J. COOPER has been the Executive Vice President of the Company and CFPI Chief Operating Officer since May 5, 2000. Ms. Cooper founded College Foundation Planners, Inc. (CFPI) in Tustin, California in 1982. CFPI advises students and their parents on the availability of financial aid for college, how to help families qualify for it and how to find the way through the complex labyrinth of actually getting it. Her expertise in financial aid planning for college has been featured in numerous interviews and articles, including Entrepreneur Magazine, Los Angeles Times, Orange County Register and the OCN Cable News Channel. Ms. Cooper earned her Masters degree in Education at California State University, Long Beach. Her retirement as a professor from Fullerton College (25 years) plus teaching in four high schools (8 years), prepared her to develop a national program, The College
Partnership-Registered Trademark-.

         KEVIN GEMAS has been the Chief Operating Officer-Profiles Division of the Company since April 1999. From January 1991 to April 1999, he was President of College Bound Student-Athletes, Inc., Cedarburg, Wisconsin, which he founded in 1990. The Company acquired this company in April 1999. He graduated from Clemson University in 1985 with a B.S. Degree in Business Administration. Mr. Gemas devotes full-time to the business of the Company.

         JANICE A. JONES, PH.D., is the founder of the Company, and has been a director of the Company since 1997 and its corporate secretary since 1998. In addition, she founded and has been a director of Chartwell since its inception in 1984 and its Chief Executive Officer since 1990, as well as President and a director of NCRA. In 1979 she formed The Chartwell Group, Inc., an investment banking and financial relations firm serving emerging growth companies. Dr. Jones was engaged in investor relations for several companies from 1973 to 1982 including Cameron & Associates from 1976 to 1980. Dr. Jones holds Ph.D., 1980, and Masters, 1976, degrees in Social Sciences from Yeshiva University, and a B.A., 1973, from Hunter College. She received the Hunter College Hall of Fame Award in 1986. In June 1995, Dr. Jones consented to the entry of an Order of the Commission relative to Cease and Desist Proceedings instituted by the SEC. Without admitting or denying the matters set forth therein, Dr. Jones was found to have failed for three years and two months to file a Schedule 13G or amendments thereto or to timely file Forms 3, 4 and 5 with respect to a public company of which she was an officer, director and greater than 5% shareholder. Dr. Jones devotes full-time to the business of the Company and Chartwell.


                                       19

         WILLIAM R. WILLARD has been a Director of the Company since June 1997. Since 1997, he has also been a Director of Chartwell. Mr. Willard has been is actively involved with public offerings, private placements mergers and acquisitions and other corporate finance activities both domestically and internationally at Bridgestream Partners, L.L.C. since May, 1992, where he is Managing Partner and owns 100% of the membership interest. Prior to that time he formed Willard Capital Group Ltd. in 1988. Prior to forming Willard Capital Group Ltd., Mr. Willard was First Vice President in Corporate Finance for Bateman Eichler, Hill Richards, Inc. Mr. Willard has diverse experience at several other investment bankers, consulting firms and an advertising firm. Mr. Willard received his B.S. in Political Science and International Relations from the University of Wisconsin in 1965 and an M.B.A. in Finance and International Business from the University of Chicago, Graduate School of Business in 1971. He also attended the Sorbonne (Paris, France) where he received his Cour Practique certificate. He serves on the boards of directors of: Trans-Leasing International, Inc. (a reporting company under the Securities Exchange Act of
1934), IDAS Corporation, E-2000, and Chick's Natural. Mr. Willard devotes his time as required to the business of the Company.

         PETER LAMBERT has been a Director of the Company since May 2000. Since May 1999, Mr. Lambert has been the Executive Vice President and Chief Financial Officer of Century Media, Inc., a television advertising agency based in Santa Monica, California. From 1973 to 1997, Mr. Lambert was a commercial banker, primarily with Lloyds Bank (1973 to 1978), The Bank of California (1978 to
1986), and Imperial Bank (1992 to 1997), handling a wide variety of businesses including real estate developers, commercial property owners, service companies, sports teams, high net-worth individuals, talent agencies, production companies, restaurateurs, and collectors of corporate jets and thoroughbreds. Since 1997, Mr. Lambert has been the Chief Financial Officer, and one of the principal owners, of Century Entertainment, LLC, which provide consulting services to entrepreneurs in the film services business that is highly concentrated in Los Angeles. Mr. Lambert has an MBA from Loyola Marymount University in Los Angeles, a Bachelor's Degree in Business Administration from the University of Southern California. Mr. Lambert also graduated from Stanford's Graduate School of Credit and Financial Management and the University of Oklahoma's National Commercial Lending School.

         Dr. Jones may be deemed to be the "promoter" of the Company within the meaning of the Rules and Regulations under federal securities laws.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth information for all persons who have served as the chief executive officer of the Company during the last completed fiscal year:


                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------------------
                                    ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                            --------------------------------------------------------------------------
                                                                          AWARDS             PAYOUTS
                                                                  -------------------------------------
                                                        OTHER     RESTRICTED  SECURITIES
  NAME AND                                             ANNUAL       STOCK     UNDERLYING                 ALL OTHER
  PRINCIPAL                                          COMPENSATION  AWARD(S)    OPTIONS/       LTIP        COMPEN-
  POSITION        YEAR      SALARY ($)   BONUS ($)       ($)         ($)       SARS (#)      PAYOUTS    SATION ($)
-------------- ------------ ----------- ------------ ------------ ----------- ------------ ------------ ------------

William           1999       $62,000       $-0-         $-0-       $16,578        -0-          -0-         $-0-
Kroske
President
(1)



---------------


                                             20


(1) William Kroske was the President of the Company from June 1997 to April 1999. From April to August 1999, Kevin Gemas served in an interim capacity.

         No stock options or stock appreciation rights were granted to Mr.
         Kroske.

         Since April 1997, the Company has issued 8,000 restricted shares of Common Stock quarterly to each of Janice Jones, William Willard, and John Grace as compensation for their services to the Company.

         In February 1999, the Company entered into a employment agreement with Arthur D. Harrison, to serve as interim Chief Financial Officer, pursuant to which he is paid $15 per hour payable upon receipt of his billing invoice; $35 per hour payable upon receipt of financing of at least $750,000; and $90 per hour in the form of a warrant or stock option based on current offering valuation. Mr. Harrison received partial payments for his services in the form of shares of the Company's Common Stock based on the prevailing market price at the time. Through May 2000, he has been issued 100,526 shares of stock valued at $19,276. Mr. Harrison had agreed to defer 50% of his compensation until the Company received additional financing. However, he resigned effective May 1, 2000, and on May 4, 2000, he was given a note for $4,186 for the balance of his deferred compensation. The note is due November 4, 2000 and accrues interest at 10% per annum.

         On March 29, 1999, in connection with the acquisition of CBS-Athletes, the Company entered into an Employment Agreement with Kevin Gemas. Under the terms of the Agreement, Mr. Gemas is to be employed by the Company for an initial term of five years, with annual extensions thereafter by mutual consent of the parties, at an annual salary of $90,000, subject to annual review. In addition, Mr. Gemas receives a standard benefit package (health insurance, vacation pay, sick pay, etc.) and an automobile allowance of $1,100 per month. Beginning in April 2000, he is entitled to participate in the Company's executive management bonus and stock option plans, when such plans are instituted.

         On March 29, 1999, in connection with the acquisition of CBS-Athletes, the Company entered into a Consulting Agreement with Wayne O. Gemas, father of Kevin Gemas, Chief Operating Officer - Profiles Division of the Company. Pursuant to the terms of the Consulting Agreement, Wayne Gemas will provide consulting services to the Company on all matters pertaining to the business of the Company for a period of 5 years and will receive $1,500.00 per month (including an allowance for business expenses) for such services. In addition, Mr. Gemas is entitled to health insurance coverage, with the premium for such policy to be paid by the Company.

         In April 1999, the Company entered into an employment agreement with Rick Newton, Chairman of the Board of Directors. Pursuant to the terms of the agreement, Mr. Newton received 55,000 restricted shares of Common Stock upon acceptance of his engagement and an option to purchase up to 1,000,000 shares of Common Stock at $0.50 per share. The option is exercisable for a five-year period and vests at the rate of 200,000 shares per year. Upon reaching operating profitability of $100,000 per year, Mr. Newton will receive an annual salary of $25,000. On August 10, 1999, the Board of Directors rescinded the five-year option to purchase up to 1,000,000 shares, but granted Mr. Newton the option to purchase up to 60,000 shares at $0.50 per share, the amount vested since the beginning of his employment. This option expires April 16, 2004. On May 31, 2000, Mr. Newton was granted a five-year option to purchase up to 250,000 shares at $0.50 per share. This option is vested as to 140,000 shares and will vest as to the remaining 110,000 shares on April 19, 2001 if he has performed as Chairman of the company through November 6, 2000.


                                       21

         On August 9, 1999, the Company entered into an Employment and Stock Option Agreement with Jerome M. Lapin, the Chief Executive Officer of the Company. Mr. Lapin's employment agreement renews automatically for successive one-year terms unless his employment is terminated. He is paid an annual salary of $60,000 and was granted five-year options to purchase 500,000 shares of Common Stock at $0.272 per share, half of which vested on August 9, 1999 and the remainder of which will vest August 9, 2000. Mr. Lapin has agreed that during his employment with the Company and for a period of three years from the termination of his employment that he will not directly or indirectly, own, manage, operate, control, be employed by, perform services for, consult with, solicit business for, participate in, or be connected with the ownership, management, operation, or control of (i) any business which is materially similar to or competitive with the Company's business in the United States or
(ii) any of the Company's then existing vendors, affiliates, or customers in the United States. Mr. Lapin's salary was increased effective March 1, 2000 to $80,000 per year. He was also granted an additional option to acquire 50,000 shares exercisable at $0.50 per share, vesting March 1, 2001. Mr. Lapin has deferred payment of his salary. At April 30, 2000, $44,000 in salary had been accrued.

         On September 1, 1999, the Company entered into a letter agreement with John J. Grace, the spouse of Janice Jones and an officer, director, and principal shareholder of the Company, with regard to his compensation for services rendered July 1, 1999 through December 31, 1999. Mr. Grace billed the Company for actual time worked at the rate of $100 as follows: $25 per hour payable upon receipt of billings, $50 per hour payable upon receipt of financing of $500,000 or more, and $25 per hour in stock. For the fiscal year ended July 31, 1999 and nine months ended April 30, 2000, Mr. Grace earned $-0- and $119,125, respectively, and received $22,000 in March 2000. Mr. Grace has agreed to defer receipt of compensation until the Company receives additional financing. This contract has been extended to August 31, 2000.

         Beginning March 2000, Dr. Jones is paid an annual salary of $50,000. She has agreed to defer 50% of her compensation until the Company receives additional financing.

         On May 5, 2000 in connection with the acquisition of College Foundation Planners, Inc (CFPI), the Company entered into an Employment Agreement with Constance Cooper. Under the terms of the Agreement, Ms. Cooper is to be employed by the Company for an initial term of three years, with annual extensions thereafter by mutual consent of the parties, at an annual salary of $54,000, beginning on March 1, 2001. Ms. Cooper is entitled to a bonus equal to 50% of the CFPI's annual pre-tax cash flow (Net Income) from $50,000 to $150,000 and a bonus equal to 25% of pre-tax Cash Flow (Net Income) over $150,000 to $300,000. In addition, Ms. Cooper receives a car allowance of $380 per month. She was also granted four-year option to purchase 500,000 shares of Common Stock at $0.50 per share or the then current market value up to $1.00, that vest at a rate of 166,666 shares per year over the next three years, providing certain milestones are met.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In June 1997, the Company entered into an agreement with National College Recruiting Association, Inc. ("NCRA"), a wholly-owned subsidiary of Chartwell International, Inc. Chartwell International was at the time and still is a principal shareholder of the Company. Chartwell became the sole stockholder of the Company in early 1996 when it acquired the Company's stock. Dr. Janice A. Jones, an officer and director of the Company, is and was at the time the Agreement was entered into, an officer, director and principal shareholder of Chartwell. NCRA granted the Company an exclusive license for the use, rights, and interests in and to all of the assets constituting the business of NCRA, along with the rights to sell new and service existing franchises of NCRA and to publish the BLUE CHIP ILLUSTRATED magazine. The term of the Agreement is for five


                                       22

years, with unlimited five-year renewals under the same terms and conditions. As consideration for the license, the Company agreed to pay NCRA an initial payment of $150,000 (later amended to $210,000) and 2.5% of the gross revenues realized from the business operations of NCRA. The agreement also provided for an additional license fee of $100,000 to be paid to NCRA upon receipt of $500,000 of additional financing by the Company. As of April 30, 2000, $22,000 is still owed to NCRA for license fee payments.

         Since June 1997, the Company has been leasing office space on a month-to-month basis from Chartwell International, Inc. Rental expense was $37,545 and $39,775 for the years ended July 31, 1999 and 1998, respectively.

         On February 26, 1998, the Company entered into a Management Services Agreement with Chartwell International, Inc. Chartwell agreed to raise capital for the Company as required; provide accounting and financial services; provide acquisition services; communicate with major investors, business partners and legal counsel; assist in the utilization of trade credits; assist in the preparation of business plans; and assist with external promotional announcements. The Company agreed to pay Chartwell $7,500 per month beginning February 1, 1998 until the Company's revenues exceed $4,000,000 per year. At that time, Chartwell's fee would increase to 2-1/2% of total revenues. The Company also agreed to reimburse Chartwell for its out of pocket expenses incurred by Chartwell on behalf of the Company. Management fee expense was $90,000 and $45,000 for the years ended July 31, 1999 and 1998, respectively. This agreement was terminated February 29, 2000.

         On June 15, 1999, the Company borrowed $5,000 from Arthur E. Harrison, the Company's Chief Financial Officer. The related promissory note was due December 15, 1999 with simple interest at the rate of 10% per annum. Rick N. Newton and Janice A. Jones, officers and directors of the Company, personally guaranteed the payment of the note. This note was paid in February 2000.

         On June 15, 1999, the Company also borrowed $5,000 from Chartwell International. The related promissory note was due December 15, 1999 with simple interest at the rate of 10% per annum. This note was paid in February 2000.

         On July 28, 1999, the Company borrowed $50,000 from Spring Sun Holdings, Ltd., a non-affiliated third party. The related promissory note was guaranteed by Chartwell International, Inc. and secured by 135,135 shares of the Company's Common Stock owned by Chartwell. The note accrued interest at the rate of 10% per annum and was due January 28, 2000. The Company tendered payment of this note at maturity.

         On January 28, 2000 and February 1, 2000, the Company borrowed $52,500 and $17,500, respectively, from Chartwell International, Inc., a principal shareholder of the Company and a company of which Janice Jones is an officer, director and principal shareholder. Janice Jones is also an officer, director, and principal shareholder of the Company. The notes are unsecured and accrue interest at the rate of 10% per annum. These loans are still outstanding and Chartwell has agreed to extend the maturity date of these loans to March 1, 2001.


ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, each with $0.001 par value per share, and 10,000,000 shares of Preferred Stock, each with $0.001 par value per share.


                                       23

COMMON STOCK

         Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

         Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

         Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

         The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

         The registrar and transfer agent for the Company's Common Stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

PREFERRED STOCK

         The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock. The Board of Directors has not issued nor established a series of Preferred Stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock is not traded on a registered securities exchange, or on NASDAQ. The Company's Common Stock has been quoted on the OTC Bulletin Board since February 1998, and currently trades under the symbol "GRAD". The following table sets forth the range of high and low bid quotations for each fiscal quarter within the last two fiscal years, as well as the current fiscal year. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

FISCAL QUARTER ENDED                        HIGH BID                   LOW BID
April 30, 1998                               $1.81                      $0.25

July 31, 1998                                $1.44                      $0.69

October 31, 1998                             $0.75                      $0.13

January 31, 1999                             $0.36                      $0.09

April 30, 1999                               $0.49                      $0.20


                                       24

FISCAL QUARTER ENDED                        HIGH BID                   LOW BID
July 31, 1999                                $0.60                      $0.22

October 31, 1999                             $0.52                      $0.18

January 31, 2000                             $0.71                      $0.15

April 30, 2000                               $1.60                      $0.20

         On June 30, 2000, the closing price for the Common Stock was $0.30.

         As of May 3, 2000, there were 156 record holders of the Company's Common Stock. Based on reports from Investor Communication Services, the Company believes that there are approximately 1,770 beneficial shareholders

         Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

         The Securities and Exchange Commission (SEC) has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the Company's Common Stock is subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company.


ITEM 2.  LEGAL PROCEEDINGS.

         None.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         In January 2000, the Company engaged KPMG LLP as its independent auditor for the fiscal year ending July 31, 1999. The decision to engage KPMG LLP was approved by the Board of


                                       25

Directors of the Company. The Company dismissed its former independent auditor, Grant Thornton LLP effective upon the appointment of KPMG LLP.

         Grant Thornton LLP audited the Company's financial statements for the fiscal year ended July 31, 1998. The report of Grant Thornton LLP on those financial statements did not contain an adverse opinion or a disclaimer of an opinion. The report was not modified as to audit scope or accounting principles, but was modified with respect to the Company's ability to continue as a going concern. For the past two fiscal years and during the subsequent interim period preceding the date of the change in independent auditor, there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that would have caused Grant Thornton LLP to make reference in their report to such disagreements.

         The Company has requested Grant Thornton LLP to furnish it with a letter addressed to the Securities and Exchange Commission stating that it agrees with the statements in the preceding paragraph. A copy of that letter is filed as an Exhibit 16 to this registration statement.

         During the past two fiscal years and the subsequent interim period preceding the date of change in independent auditor, the Company has not consulted KPMG LLP regarding: (i) the application of accounting principles to a completed or proposed transaction; or (ii) the type of audit opinion that might be rendered on the Company's financial statements.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Company has sold shares of Common Stock which were not registered under the Securities Act of 1933, as amended, as follows:

         On June 16, 1997, 400,000 shares of Common Stock were authorized for issuance to officers, directors, and other founders of the Company, for a total value of $500.

         On June 27, 1997, the Company issued 11,646,000 shares of Common Stock to Chartwell International, Inc. for cash and other assets valued at $69,000.

         In July 1997, the Company sold 1,350,000 shares of Common Stock to 19 investors for cash of $118,000 net of offering costs, pursuant to the exemption from registration contained in Rule 504 promulgated under the Securities Act of 1933.


         In August and September 1997, 750,000 shares of Common Stock were issued to the principals of Corporate Relations Group for cash and services valued at $75,000.

         In September 1997, 100,000 shares of Common Stock were issued to 2 investors, Olympus Capital, Inc. and Pow Wow, Inc., in consideration for making bridge loans to the Company. The shares were valued at $10,000.

         From August 1997 through May 1998, 75,632 shares of Common Stock were issued to officers and directors of the Company for services valued at $15,816.

         In January 1998, the Company sold 1,540,000 shares of Common Stock to 40 investors for cash of $745,000 net of offering costs, pursuant to the exemption from registration contained in Rule 504 promulgated under the Securities Act of 1933.


                                       26

         In October 1997, 23,500 shares of Common Stock were issued to 10 individuals to buy back franchises. The shares were valued at $6,150.

         In July 1998, the Company accrued 101,668 shares of issuance to employees. The shares were valued at $53,624 and were actually issued in December 1998.

         From December 1998 to May 1999, the Company issued 236,001 shares of Common Stock to directors of the Company (William Willard, Janice Jones, and William Kroske) and an advisor to the Company (John Grace) for services valued at $28,718.


         From December 1998 to March 1999, the Company issued 173,656 shares of Common Stock to employees for compensation in the amount of $21,272.


         From December 1998 to March 1999, the Company issued 471,795 shares of Common Stock to certain parties for services valued at $56,387 and to secure the payment of certain amounts owed by the Company. The shares issued for security (450,100) are held in escrow.


         In February 1999, the Company issued 42,000 shares of Common Stock to 4 persons for cash, net of offering costs, of $16,619, pursuant to the exemption from registration contained in Rule 504.


         In April 1999, the Company issued 500,000 shares of Common Stock to Wayne and Kevin Gemas as part of the purchase price for CBS-Athletes, and 22,500 shares of Common Stock to 6 employees and consultants of CBS-Athletes. The shares were valued at $198,934. In addition, options to purchase 500,000 shares of Common Stock at $0.50 per share, and additional options to purchase 500,000 shares of Common Stock contingent upon attaining certain performance thresholds were issued to Wayne and Kevin Gemas. The issued options at $0.50 were valued at $61,531. An additional 25,000 shares, valued at $7,462, were issued to one of the CBS-Athletes consultants in August 1999.

         In May 1999, 351,996 shares of Common Stock were issued and held in escrow to secure the payment of a note in the amount of $176,000. These shares were not valued since they are held in escrow. These shares were cancelled in January 2000 and 352,000 shares reissued in the names of Kevin and Wayne Gemas. The shares are still held in escrow.

         In August 1999, the Company issued 42,990 shares of Common Stock to officers, directors, and an advisor of the Company (Art Harrison, Janice Jones, William Willard, and John Grace) for compensation of $21,387.


         In August 1999, the Company issued 1,347 shares of Common Stock to Marcus McCarty for compensation of $536.


         In August 1999, we issued 30,000 shares of Common Stock to Michael Johnson for compensation of $11,880.


         In August 1999, the Company issued 55,000 shares of Common Stock to The Taxin Network for services valued at $16,451.


         In October 1999, the Company issued 125,000 shares of Common Stock to Patrick Darrel Hackman for investor relation services valued at $27,134.


         In November 1999, the Company issued 360,000 shares of Common Stock to Johnson & Associates for investor/public relations services valued at $71,633.


         In January 2000, the Company issued 140,000 shares of Common Stock to Charlie Jarvis for website creation services valued at $50,649.


                                       27

         In February 2000, the Company issued 145,033 shares of Common Stock to officers, directors and advisors of the Company (Arthur Harrison, Janice Jones, William Willard, and John Grace) for compensation $35,814.


         In February 2000, the Company issued 3,278 shares of Common Stock to Daniel J. Miske in lieu of legal fees of $1,068.

         In February 2000, the Company offered and sold 2,000,000 shares of Common Stock at $.50 per share for a total of $1,000,000 pursuant to Rule 504 of Regulation D to 8 persons in the State of Nevada and one accredited investor in the State of Colorado. The offering was registered by qualification in the State of Nevada. No underwriters were used in connection with the offering. The purchasers in descending order of our February 2000 504 offering were as follows:


         INVESTOR NAME                SHARES PURCHASED        PROCEEDS
    ---------------------------------------------------       --------
    1. Oriental New Investments               1,000,000    $     500,000
    2. Michael Chueh                            300,000    $     150,000
    3. Diane Marie Wiley                        233,000    $     116,500
    4. Rocio Trujillo                           224,000    $     112,000
    5. Wall Street Partners                     200,000    $     100,000
    6. Angela Gornec                             20,000    $      10,000
    7. Arthur Gearhart                           10,000    $       5,000
    8. Terry McGowan                              0,000    $       4,000
    9. Marion Porter                              5,000    $       2,500
                                            -----------    -------------
              TOTAL                           2,000,000    $   1,000,000
                                            ===========    =============


         In February 2000, the Company issued 8,000 shares of Common Stock to Serena Riedel, an employee of the Company, for compensation of $5,861.


         In May 2000, the Company issued 500,000 shares of Common Stock to Constance J. Cooper as part of the purchase price for CFPI. The shares were valued at $161,174. In addition, options to purchase 500,000 shares of Common Stock at the higher of $0.50 per share or market value on September 5, 2000, contingent upon CFPI attaining certain performance thresholds were issued to Constance J. Cooper.


         In May 2000, the Company issued 2,000 shares of Common Stock each to Anthony Shouse, the Controller of the Company, and John Grace, in consideration for their agreement to defer part of their compensation. The shares were valued at $1,548. Also in May 2000, the Company issued 51,990 shares of Common Stock to officers, directors, and advisors of the Company (Arthur Harrison, Janice Jones, William Willard, and John Grace) for compensation of $20,149.

         In May 2000, the Company issued 10,000 shares and 150,000 shares of Common Stock to Lovelock79.com and Maple, Poplar & Ash Ltd., respectively, as payment for services. The shares were valued at $3,256 and $48,841, respectively.

         In May 2000, the Company granted to Swartz Private Equity, LLC warrants to purchase 445,000 shares of common stock during a five-year period at an exercise price of the lower of $.50 per share or the lowest reset price. The terms of the warrant provide that the purchase price will be reset every six months.

         No underwriters were used in connection with any of the stock transactions described above. Except for those transactions for which the Company has relied upon the exemption from


                                       28

registration contained in Rule 504, the Company has relied upon Section 4(2) of the Securities Act of 1933. All of the purchasers were deemed to be sophisticated with respect to an investment in securities of the Company by virtue of their financial condition and/or relationship to members of management of the Company. The Company affixed appropriate legends to the stock certificates issued in the transactions


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 7-109-101 ET SEQ. of the Colorado Business Corporation Act and
Article VIII of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


                                       29


                                    PART F/S

     COLLEGE BOUND STUDENT ALLIANCE, INC.

     Index to Financial Statements


                                                                        Page

I.   Annual Financial Statements - College Bound Student Alliance,
     Inc.

     Historical Financial Statements:
        Independent Auditors' Report                                    F-2
        Consolidated Balance Sheets as of July 31, 1999 and 1998        F-3
        Consolidated Statements of Operations for the Years
          Ended July 31, 1999 and 1998                                  F-4
        Consolidated Statements of Changes in Stockholders' Equity
          (Deficit) for the Years Ended July 31, 1999 and 1998          F-5
        Consolidated  Statements of Cash Flows for the Years
          Ended July 31, 1999 and 1998                                  F-6
        Notes to Consolidated Financial Statements                      F-7

II.  Interim Financial Statements - College Bound Student Alliance,
     Inc.

     Condensed Consolidated Interim Financial Statements (Unaudited:
        Condensed Consolidated Balance Sheets at
          April 30, 2000 and July 31, 1999                              F-16
        Condensed Consolidated Statements of Operations for the
          Nine Month Periods Ending April 30, 2000 and 1999             F-17
        Condensed Consolidated Statements of Cash Flows for the
          Nine Month Periods Ending April 30, 2000 and 1999             F-18
        Notes to Condensed Consolidated Financial Statements            F-19

III. Financial Statements of Business Acquired - College Bound
     Student Athletes, Inc.

     Historical Financial Statements:
        Independent Auditors' Report                                    F-30
        Statement of Operations for the Seven Months Ended
          April 30, 1999                                                F-31
        Notes to Statement of Operations                                F-32

IV.  Pro Forma Financial Information - College Bound Student
     Alliance, Inc.

     Pro Forma Combined Financial Statements (Unaudited):
        Pro Forma Combined Statement of Operations for the
          Seven Months Ended April 30, 1999                             F-36
        Notes to Pro Forma Combined Statement of Operations             F-37


                                       F-1

                          Independent Auditors' Report



Board of Directors
College Bound Student Alliance, Inc. and subsidiary:

We have audited the accompanying consolidated balance sheet of College Bound Student Alliance, Inc. and subsidiary (Company) as of July 31, 1999, and the related consolidated statement of operations, stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of College Bound Student Alliance, Inc. as of and for the year ended July 31, 1998, were audited by other auditors, whose report dated December 7, 1998 on those statements included an explanatory paragraph due to uncertainty relating to the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 consolidated financial statements referred to above present fairly, in all material respects, the financial position of College Bound Student Alliance, Inc. and subsidiary as of July 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                       KPMG LLP


Denver, Colorado
January 19, 2000, except as to
    note 2, which is as of
    March 9, 2000

                                         F-2

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

                           Consolidated Balance Sheets

                             July 31, 1999 and 1998


                            ASSETS                                            1999             1998
                                                                           -----------      ----------
Current assets:
    Cash                                                                   $    82,383         173,832
    Trade credits                                                                 --            49,513
    Accounts receivable, net of allowance for doubtful accounts of
       $28,000 in 1999                                                          21,052            --
    Other current assets                                                        14,810          11,917
    Current portion of notes receivable                                           --            16,090
    Receivable from related party                                                 --               660
                                                                           -----------      ----------
               Total current assets                                            118,245         252,012

Notes receivable less current portion                                             --             7,963
Property and equipment, net                                                     83,286          36,624
Licensing rights, net of accumulated amortization of $91,000 and
    $47,250 in 1999 and 1998, respectively                                     119,000         162,750
Organization costs                                                                --             1,378
Other assets, net of accumulated amortization of $54,826 in 1999             1,302,601           5,100
                                                                           -----------      ----------
               Total assets                                                $ 1,623,132         465,827
                                                                           ===========      ==========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Notes payable                                                          $    50,000            --
    Current portion of capital lease obligation                                  3,372            --
    Current portion of long-term debt payable to stockholder                   132,348            --
    Accounts payable                                                           374,252          37,910
    Accrued liabilities                                                        128,697          23,566
    Notes payable to related parties                                            86,000            --
    Due to related parties                                                      98,340            --
    Deferred revenue                                                            36,208            --
                                                                           -----------      ----------
               Total current liabilities                                       909,217          61,476
                                                                           -----------      ----------
Long-term liabilities -
    long-term debt payable to stockholder, less current portion                751,976            --
                                                                           -----------      ----------
               Total liabilities                                             1,661,193          61,476

Stockholders' equity (deficit):
    Preferred stock, $.001 par value, 10,000,000 shares authorized,
       none issued or outstanding                                                 --              --
    Common stock, $.001 par value, 40,000,000 shares authorized;
       17,784,748 and 15,986,800 shares issued and outstanding at
       July 31, 1999 and 1998, respectively                                     17,785          15,987
    Additional paid in capital                                               1,531,936       1,077,103
    Accumulated deficit                                                     (1,587,782)       (688,739)
                                                                           -----------      ----------
               Total stockholders' equity (deficit)                            (38,061)        404,351
                                                                           -----------      ----------
Commitments and contingent liabilities (notes 3, 6, 7, 8 and 11)

               Total liabilities and stockholders' equity (deficit)        $ 1,623,132         465,827
                                                                           ===========      ==========


See accompanying notes to consolidated financial statements.


                                       F-3

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

                      Consolidated Statements of Operations

                       Years ended July 31, 1999 and 1998

                                                             1999              1998
                                                         ------------      -----------
Revenue:
    Profile fees                                         $    499,154          107,543
    Franchise fees                                            156,627           64,682
    Other                                                      51,105           22,447
                                                         ------------      -----------
                                                              706,886          194,672
Costs and expenses:
    Cost of services                                          413,015             --
    Selling, general and administrative expenses            1,050,130          794,839
    Depreciation and amortization                             110,104           48,056
                                                         ------------      -----------
                                                            1,573,249          842,895
                                                         ------------      -----------
               Loss from operations                          (866,363)        (648,223)

Interest expense                                              (41,014)          (9,204)
Other income, net                                               8,334             --
                                                         ------------      -----------
               Loss before income taxes                      (899,043)        (657,427)

Provision for income taxes                                       --               --
                                                         ------------      -----------
               Net loss                                  $   (899,043)        (657,427)
                                                         ============      ===========
Net loss per share - basic and diluted                   $      (0.05)           (0.04)
                                                         ============      ===========
Weighted average number of common shares outstanding       16,863,226       15,607,360
                                                         ============      ===========



See accompanying notes to consolidated financial statements.


                                       F-4

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

      Consolidated Statements of Changes in Stockholders' Equity (Deficit)

                       Years ended July 31, 1999 and 1998

                                                                                      Additional                        Total
                                                                                       paid in        Accumulated     stockholders'
                                                               Shares     Amount       capital          deficit     equity (deficit)
                                                             ----------   -------     ----------      -----------   ----------------
Balance at July 31, 1997                                     13,396,000   $13,396      174,104          (31,312)        156,188

Common stock issued for services                                750,000       750       74,250             --            75,000
Common stock issued to investors for bridge loan                100,000       100        9,900             --            10,000
Common stock issued to officers and directors for services       75,632        76       15,740             --            15,816
Common stock issued to repurchase franchises                     23,500        23        6,127             --             6,150
Common stock issued for cash, net of offering costs           1,540,000     1,540      743,460             --           745,000
Common stock accrued but not issued                             101,668       102       53,522             --            53,624
Net loss                                                           --        --           --           (657,427)       (657,427)
                                                             ----------   -------   ----------       ----------        --------
Balance at July 31, 1998                                     15,986,800    15,987    1,077,103         (688,739)        404,351

Common stock issued for cash                                     42,000        42       12,269             --            12,311
Common stock issued to directors for services                   236,001       236       37,160             --            37,396
Common stock issued to employees for compensation               173,656       174       79,612             --            79,786
Common stock issued for services                                471,795       472       66,201             --            66,673
Common stock issued for acquisition                             522,500       522      198,412             --           198,934
Common stock options issued for acquisition                        --        --         61,531             --            61,531
Common stock held in escrow                                     351,996       352         (352)            --              --
Net loss                                                           --        --           --           (899,043)       (899,043)
                                                             ----------   -------   ----------       ----------        --------
Balance at July 31, 1999                                     17,784,748   $17,785    1,531,936       (1,587,782)        (38,061)
                                                             ==========   =======   ==========       ==========        ========


See accompanying notes to consolidated financial statements.


                                       F-5

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                       Years ended July 31, 1999 and 1998

                                                                                       1999          1998
                                                                                   -----------    --------
Cash flows from operating activities:
    Net loss                                                                       $  (899,043)   (657,427)
    Adjustments to reconcile net loss to net cash used in
       operating activities:
          Provision for doubtful accounts                                               18,000        --
          Depreciation and amortization                                                112,069      48,056
          Issuance of common stock for director services                                37,396        --
          Issuance of common stock for employee compensation                            79,786        --
          Issuance of common stock for services                                         38,484      95,975
          Trade credits exchanged for services                                            --        27,182
          Notes receivable exchanged for franchises                                       --       (24,713)
    Changes in operating assets and liabilities:
       Accounts receivable                                                               6,225        --
       Other current assets                                                             (4,858)     (6,197)
       Accrued liabilities                                                             (46,113)     23,566
       Accounts payable                                                                341,854      22,993
                                                                                   -----------    --------
               Net cash used in operating activities                                  (316,200)   (470,565)
                                                                                   -----------    --------
Cash flows from investing activities:
    Purchase of property and equipment                                                  (2,000)    (28,124)
    Purchase of CBSA                                                                    24,446        --
    Other assets                                                                       (29,970)       --
                                                                                   -----------    --------
               Net cash used in investing activities                                    (7,524)    (28,124)
                                                                                   -----------    --------
Cash flows from financing activities:
    Payments on capital leases                                                          (1,291)       --
    Proceeds from notes payable                                                         50,000     778,225
    Proceeds from notes payable to related parties                                      11,000        --
    Collections on notes receivable                                                     24,713         390
    Decrease (increase) in related party payable                                       147,853    (144,043)
                                                                                   -----------    --------
               Net cash provided by financing activities                               232,275     634,572
                                                                                   -----------    --------
               Net increase (decrease) in cash                                         (91,449)    135,883

Cash at beginning of year                                                              173,832      37,949
                                                                                   -----------    --------
Cash at end of year                                                                $    82,383     173,832
                                                                                   ===========    ========
Supplemental disclosure of cash flow information:
    Cash paid for interest for the years ended July 31, 1999
       and 1998 was $2,340 and $6,583, respectively

    Schedule of non-cash investing and financing activities:
          The Company purchased all the outstanding stock of College Bound Student-Athletes, Inc. Assets were acquired and liabilities assumed were as follows:

          Fair value of assets acquired                                            $ 1,584,912        --
          Long-term debt assumed                                                      (964,901)       --
          Common stock and fair value of stock options issued                         (260,465)       --
                                                                                   -----------    --------
               Other liabilities assumed                                           $   359,546        --
                                                                                   ===========    ========

          The Company received $31,000 in trade credits in settlement of a note receivable during the year ended July 31, 1998



See accompanying notes to consolidated financial statements.

                                       F-6

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


(1)  ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  HISTORY AND BUSINESS ACTIVITY

     College Bound Student Alliance, Inc. (Company) was incorporated in the State of Colorado on July 15, 1993 under the name Winter Park Ventures. The Company was inactive until 1997. On April 22, 1997, the Company amended its articles of incorporation and changed its name to SportStar Marketing, Inc. On July 13, 1999, the Company changed to its current name after the acquisition of College Bound Student Athletes, Inc.

     The Company's business objective is to expand the choices of qualified colleges for qualified students and assists parents and students who have the opportunity to qualify for the financial aid opportunities available to them. This is the Company's only business segment. The Company is transitioning from a franchise based sales force to a direct sales force and other marketing channels. The Company uses a central production and distribution facility to prepare the finished product and distribute to the appropriate colleges. The Company's main product line includes profiling, higher education aids and learning programs, financial aid and merit award searches and academic and personal development programs. The Company also holds the rights to publish the magazine "BlueChip Illustrated".

     During fiscal 1999, the consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, College Bound Student-Athletes Inc. All intercompany balances and transactions have been eliminated in consolidation.

(b)  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

(c)  TRADE CREDITS

     The Company accounts for trade credits according to Financial Accounting Standards Board Emerging Issues Task Force abstract No. 93-11. Trade credits are recorded at cost, and represent purchasing value for goods and services in established barter markets. The Company considers these credits as the equivalent of cash for purchase of certain goods and services, but reviews its trade credits periodically to assess their carrying amounts.

(d)  LICENSING RIGHTS

     Licensing rights are recorded at cost and are amortized on a straight-line basis over the term of the agreement, which is five years.

(e)  NET LOSS PER SHARE

     The Company computes earnings (loss) per share in accordance with the requirements of Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE, (SFAS No. 128). SFAS No. 128 requires the disclosure of basic earnings per share and diluted earnings per


                                       F-7

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998

     share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of stock options, warrants, and their equivalents is calculated using the treasury stock method.

     Net loss per common share - basic and diluted is computed based on the weighted average number of shares of common stock outstanding during the year. Basic loss per common share and loss per common share - assuming dilution, are the same for the years ended July 31, 1999 and 1998 because of the antidilutive effect of stock options and awards when there is a net loss. The Company has issued options to purchase 1,126,233 and 311,233 shares of its common stock as of July 31, 1999 and 1998, respectively, which could potentially dilute basic earnings per share in the future.

(f)  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciation is recorded using the straight-line method over the estimated lives of the assets ranging from five to seven years for furniture and equipment and three years for vehicles.

(g)  REVENUE RECOGNITION

     The Company recognizes profile fee revenue from students as the services are performed. Deferred revenue is recorded for cash received in advance for services the Company is obligated to perform. The Company recognizes franchise fee revenue from an individual franchise sale when all the initial services of the Company, as required by the franchise agreement, have been performed.

(h)  INCOME TAXES

     The Company has accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(i)  STOCK OPTION PLAN AND STOCK OPTION AGREEMENTS

     The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED


                                       F-8

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998

     TO EMPLOYEES, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company has adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123 for stock options issued to employees. All stock options issued to non-employees are accounted for using the provisions of SFAS No. 123.

(j)  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

(k)  RECLASSIFICATION

     Certain financial statement reclassifications have been made to 1998 amounts to conform to the presentation used in 1999.

(2)  LIQUIDITY

     In February of 2000, the Company completed a sale of 2,000,000 shares of common stock for $1,000,000 and received in March of 2000, $500,000 of corporate sponsorship. Management of the Company believes the cash received from the sale of common stock and sponsorship, plus any cash generated from operations, will be sufficient to allow the Company to meet its obligations as they come due through at least August 1, 2000.

(3)  BUSINESS COMBINATION


     On April 15, 1999, the Company acquired College Bound Student Athletes, Inc. (CBS Athletes), for $945,901, consisting of debt, 545,000 shares of the Company's common stock, and options to purchase 500,000 shares of the Company's common stock at $0.50 per share. Additional payments of up to $1.1 million and options to purchase 500,000 shares of the Company's common stock could be made upon CBS Athletes achieving certain performance thresholds. It is presently not probable that such performance thresholds will be met. Additional consideration, if any, would be recognized at the point that meeting the thresholds becomes probable.



     The acquisition has been accounted for by the purchase method and the results of operations of CBS Athletes have been included in the Company's financial statements from April 15, 1999. The


                                       F-9

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998

     purchase price was allocated to the fair value of identifiable assets and liabilities. In connection with the purchase, the Company recorded three intangible assets: payment for a covenant not to compete of $147,485 which is being amortized over the covenant period of three years on a straight-line basis; software of $73,300 which is being amortized on a straight line basis over five years; and recruiting systems technology of $1,057,108 which is being amortized on a straight line basis over ten years. These intangible assets have been recorded as other assets.


     The following unaudited pro forma financial information presents the combined results of operations of the Company and CBS Athletes as if the acquisition had occurred at the beginning of fiscal 1999 and 1998, after giving effect to certain adjustments including amortization of intangibles, additional depreciation expense and increased interest expense on debt related to the acquisition. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and CBSA constituted a single entity during such periods.

                                                      Year ended     Year ended
                                                     July 31, 1999  July 31, 1998
                                                     -------------  -------------

     Net sales                                        $ 1,357,630     1,913,838
                                                      ===========    ==========
     Net loss                                         $   858,098      (602,382)
                                                      ===========    ==========
     Net loss per share - basic and diluted           $      (.05)         (.04)
                                                      ============    ==========

(4)  PROPERTY AND EQUIPMENT

     Property and equipment at July 31, 1999 and 1998 consisted of the following:

                                                1999       1998
                                             ---------    -------
     Furniture and equipment                 $  89,659     46,923
     Vehicle                                    14,076       --
                                             ---------    -------
                                               103,735     46,923
             Less accumulated depreciation     (20,449)   (10,299)
                                             ---------    -------
                                             $  83,286     36,624
                                             =========    =======


     Depreciation expense for the years ended July 31, 1999 and 1998, was $11,719 and $5,689, respectively.


                                       F-10

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


(5)  NOTES RECEIVABLE

     Notes receivable consist of the following at July 31:

                                                                                  1998
                                                                                -------
     Promissory note, balance due on or before November 1, 2000;
       interest at an annual rate of 8%, secured by franchise                   $ 4,553

     Promissory note, monthly installments of $250, balance due
       December 30, 1999; interest at an annual rate of 5%,
       secured by franchise                                                       5,750

     Promissory note, $8,000 due December 1998 plus 6% interest,
       $5,750 due June 1, 1999 plus 6% interest, secured by franchise            13,750
                                                                                -------
                                                                                 24,053
     Less current portion                                                        16,090
                                                                                -------
                                                                                $ 7,963
                                                                                =======


(6)  NOTE PAYABLE AND NOTES PAYABLE TO RELATED PARTIES

     On July 28, 1999, the Company borrowed $50,000 from a third party with an interest rate of 10% per annum, the principal and accrued interest of which is payable on January 28, 2000.

     Notes payable to related parties include notes payable to stockholders and employees. Interest is accrued at rates ranging from 8% to 10% per annum and the notes payable, including accrued interest, are due upon the Company's obtaining defined additional financing.

(7)  LONG-TERM DEBT PAYABLE TO STOCKHOLDER

     Notes payable to related parties as of July 31, 1999 consisted of the following:

     Note payable to stockholder for acquisition of CBS Athletes           $527,951
     Note payable to stockholder assumed in connection with acquisition
       of CBS Athletes                                                      208,888
     Note payable to stockholder for agreement not to compete
     in connection with acquisition of CBS Athletes                         147,485
                                                                           --------
                                                                            884,324
     Less:  current portion                                                 132,348
                                                                           --------
                                                                           $751,976
                                                                           ========

                                       F-11

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


     In December 1999 and March 2000, the former owner of CBS Athletes and the Company entered into an amendment to require payments on debt acquired or issued in connection with the acquisition of CBS Athletes as follows:

     1. $600,000 non-interest bearing note and $75,000 other note: $160,000 is due upon obtaining $1 million in financing (payment was made in March
          2000) and the remainder of the unpaid balance upon receiving an additional $3,500,000 in financing or $20,000 on July 1, 2000; $20,000 on October 1, 2000; $20,000 on January 1, 2001; $20,000 on March 1,
          2001, and the balance on March 15, 2001.

     2. $176,000 covenant not to compete: 36 equal monthly installments of $4,889 beginning December 15, 1999.

     3. $208,888, 8% note final payment due November 15, 2004: 60 equal monthly installments of interest and principal of $4,446 beginning December 15, 1999.

     In March 2000, payments of $160,000 were made on the $675,000 above-mentioned notes.

     Aggregate maturities of notes payable as of July 31, 1999 assuming the Company does not obtain additional financing which causes acceleration of the payment of this debt follows:

                July 31:
                    2000                         $ 132,348
                    2001                           532,494
                    2002                            95,381
                    2003                            61,877
                    2004                            47,568
                    Thereafter                      14,656
                                                 ---------
                                                 $ 884,324
                                                 =========


(8)  RELATED PARTY TRANSACTIONS

     The Company entered into a consulting agreement with the former owner of CBSA for $1,500 per month for five years beginning as of the date when the first $100,000 payment is made on the Acquisition Note. No payments were made on the Acquisition Note and no amounts have been expensed or are payable as of July 31, 1999 related to this consulting agreement.

     The Company leases office space on a month-to-month basis from Chartwell International, Inc. (Chartwell). Rental expense was $37,545 and $39,775 for the years ended July 31, 1999 and 1998, respectively.


                                       F-12

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


     Beginning February 1, 1998, the Company entered into a three-year agreement with Chartwell whereby Chartwell's management performs certain management functions for the Company in exchange for $7,500 per month. Management fee expense was $90,000 and $45,000 for the years ended July 31, 1999 and 1998, respectively. Included in due to related parties is $98,340 and $0 payable to Chartwell at July 31, 1999 and 1998, respectively.

     The Company has acquired licensing rights through an agreement with National College Recruiting Association, Inc. (NCRA), which is a wholly owned subsidiary of Chartwell. The license provides the Company with exclusive use, rights and interest in the NCRA name, franchise program, operating franchisees, franchise fees, operating systems and technology, the "Blue Chip Illustrated" magazine and the 900 Sports line, for a five-year period renewable for an unspecified number of five year terms. The fee for the license includes a payment of $210,000 to NCRA, plus 2.5% of gross revenue from licensed operations and an additional payment of $100,000 upon the Company raising an additional $500,000 in capital.

     The Company, through the NCRA license, offered for sale and sold franchises whereby the purchaser may, for a fee and royalties, secure the use of NCRA's name, distribution network and marketing materials. Under the terms of the franchise agreement, prior to the opening of the franchise, the Company makes available to the franchisee, training at a NCRA facility, sales and start up consulting, and the right to operate a NCRA franchise using the NCRA name and trademark. During the operation of the franchise, the Company is required to provide, among other things, ongoing training and consulting, subscriber services and access to advertising materials and supplies generally for an additional fee.

     The Company has recorded its licensing rights at cost, $210,000, and is amortizing the asset over a five-year period using the straight-line method.

(9)  INCOME TAXES

     Income tax benefit differed from the amounts computed by applying the U.S. Federal income tax rate of 34% for fiscal 1999 and 1998 as a result of the following:


                                                           1999        1998
                                                        ---------    --------
     Computed "expected" tax benefit                    $ 305,675     223,525
     Increase (decrease) in tax benefit resulting
     from:
           State income taxes, net of federal benefit      29,668      21,695
           Increase in valuation allowance               (335,343)   (245,220)
                                                        ---------    --------

               Income tax expense (benefit)             $    --          --
                                                        =========    ========


     The Company has a net operating loss carryforward of approximately $1.4 million available to offset future U.S. tax liabilities, which expires beginning in 2018 and is the Company's only significant


                                       F-13

     deferred tax asset. Due to historical operating losses, the Company has provided a valuation allowance against this asset. Accordingly, no deferred tax asset has been included in the accompanying balance sheets.

(10) STOCKHOLDERS' EQUITY (DEFICIT)

     The Company has 10,000,000 shares of authorized preferred stock, par value $.001, issuable from time to time in different series with rights and privileges to be determined by the Board of Directors. No specific series of preferred stock have yet been established.

     At July 31, 1998, the Company had an obligation to issue 101,668 shares of common stock to employees and directors of the Company. Consideration had been exchanged but the shares had not been issued at year end. These shares are considered issued and outstanding at July 31, 1998.

(11) EMPLOYMENT AGREEMENT

     In August 1997, the Chairman of the Board entered into an agreement which gives the Chairman a five-year option to purchase 1,000,000 shares of the Company's common stock at $.50 per share which was the fair value of the common stock on the grant date. The shares vest at the rate of 200,000 shares per year.

(12) STOCK OPTIONS

     The per share weighted average fair value of stock options granted during 1999 and 1998 was $.30 and $.34, respectively, on the date of grant using the Black Scholes option pricing model with the following assumptions: no expected dividend yield, risk free interest rate of 6%, volatility of 175%, and expected option lives ranging from 3 to 5 years.

     The Company applies APB Opinion No. 25 in accounting for its stock options issued to employees and, accordingly, no compensation cost has been recognized in the accompanying financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:


                                                           1999        1998
                                                       ----------    --------
     Net loss as reported                              $ (899,043)   (657,427)
                                                       ==========    ========
     Net loss, pro forma                               $ (918,540)   (657,427)
                                                       ==========    ========
     Net loss per share - basic and diluted
         pro forma                                     $    (0.05)      (0.04)
                                                       ==========    ========



     The above pro forma disclosures are not necessarily representative of the effect on the reported net loss for future periods because options vest over several years and additional awards are generally made each year.


                                       F-14

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


     Stock option activity during the years indicated was as follows:


                                                                Number of        Range of
                                                                  shares      exercise prices
                                                                ----------    ---------------
     Balance at July 31, 1997                                       10,000    $    .50
         Granted                                                   311,233
         Canceled                                                  (10,000)
                                                               -----------

     Balance at July 28, 1998                                      311,233         .50
         Granted                                                   815,000     .50 - 1.00
                                                               -----------

     Balance at July 31, 1999                                    1,126,233     .50 - 1.00
                                                               ===========

     Number of options exercisable at July 31, 1999                321,233     .50 - 1.00
                                                               ===========


     Canceled options are a result of employee terminations or forfeitures.

                                            Weighted
                                            average
                                           remaining           Number
                           Number       contractual life    exercisable at
     Exercise price     outstanding          (years)        July 31, 1999
     --------------     -----------     ----------------    --------------
       $    .50          1,116,233             3.8             311,233
           1.00             10,000             1.6              10,000
                         ---------                            --------
                         1,126,233                             321,233
                         =========                            ========

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash, accounts receivable, notes payable, accounts payable, accrued liabilities, notes payable to related parties and due to related parties approximates fair value because of the short maturity or duration of these instruments. The carrying amount of long-term debt approximates fair value as the interest rates are considered market rates.


                                       F-15


                       COLLEGE BOUND STUDENT ALLIANCE, INC.
                       Condensed Consolidated Balance Sheets

                                                                         (unaudited)
                                                                        April 30, 2000       July 31, 1999
                                                                        --------------       -------------
Current assets:
        Cash and cash equivalents                                       $   546,495          $    82,383
        Accounts receivable, net                                             63,840               21,052
        Other                                                                 4,721               14,810
                                                                        -----------          -----------
Total current assets                                                        615,056              118,245
Equipment, net                                                               72,291               83,286
Recruiting systems technology, net                                        1,177,980            1,297,501
Trademarks and licensing, net                                               192,723              119,000
Other assets                                                                  5,100                5,100
                                                                        -----------          -----------
TOTAL ASSETS                                                            $ 2,063,150          $ 1,623,132
                                                                        ===========          ===========

Current liabilities:
        Notes payable                                                   $        --          $    50,000
        Current portion of capital lease obligation                              --                3,372
        Current portion of long-tem debt payable to stockholder             548,917              132,348
        Accounts payable                                                    274,298              374,252
        Accrued liabilities                                                 115,128              128,697
        Notes payable to related parties                                    145,000               86,000
        Due to related parties                                               78,828               98,340
        Deferred revenue                                                     36,208               36,208
                                                                        -----------          -----------
              Total                                                       1,198,379              909,217

Long-term notes and interest payable, less current portion                  249,995              751,976
                                                                        -----------          -----------
        TOTAL LIABILITIES                                                 1,448,374            1,661,193
Stockholders' equity (deficit)
        Common stock                                                         20,773               17,785
        Additional paid in capital                                        2,764,295            1,531,936
        Accumulated deficit                                              (2,170,292)          (1,587,782)
                                                                        -----------          -----------
        Total stockholders' equity (deficit)                                614,776             (38,061)
                                                                        -----------          -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $ 2,063,150          $ 1,623,132
                                                                        ===========          ===========

           See Notes to Condensed Consolidated Financial Statements.

                                       F-16

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                Condensed Consolidated Statements of Operations
                   for the nine month periods ending April 30

                                                                (unaudited)           (unaudited)
                                                                   2000                  1999
                                                               ------------          ------------
Revenue
   Profiles                                                    $    988,400          $    171,424
   Corporate sponsorships                                           535,665                10,000
   Franchises                                                            --               156,527
   Other                                                              3,584                    --
                                                               ------------          ------------
       Total revenue                                              1,527,649               337,951

Cost of services                                                    743,401               216,107

General and administrative                                        1,131,676               661,015

Depreciation and amortization                                       165,710                36,360
                                                               ------------          ------------
Operating loss                                                     (513,138)             (575,531)

Interest expense, net                                                69,407                   931
                                                               ------------          ------------
          NET LOSS                                             $   (582,545)         $   (576,462)
                                                               ============          ============
Net loss per share - basic and diluted                         $      (0.03)         $      (0.04)
                                                               ============          ============

Weighted average number of common shares outstanding -
        basic and diluted                                        18,863,459            15,845,462
                                                               ============          ============


           See Notes to Condensed Consolidated Financial Statements.

                                       F-17




                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                 Condensed Consolidated Statements of Cash Flows
                   for the nine month periods ending April 30

                                                             (unaudited)        (unaudited)
                                                                 2000              1999
                                                             -----------        -----------
Net loss                                                     $(582,545)         $  (576,462)
Adjustments to reconcile net loss to net
cash used in operating activities:

     Depreciation and amortization                             165,710               36,360
     Change in allowance for doubtful accounts                 (28,000)              10,000
     Non-cash stock issuances                                  233,407              308,220
                                                             ---------          -----------
                                                              (211,428)            (221,882)

Net cash provided (used) by operating activities               (74,598)             247,145
Net cash used by investing activities                         (120,823)          (1,073,754)
Net cash provided by financing activities                      870,961              910,664
                                                             ---------          -----------
Net increase (decrease) in cash and cash equivalents           464,112             (137,827)

Cash and cash equivalents at beginning of period                82,383              173,832
                                                             ---------          -----------
Cash and cash equivalents at end of period                   $ 546,495          $    36,005
                                                             =========          ===========














           See Notes to Condensed Consolidated Financial Statements.

                                       F-18

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 AS OF AND FOR NINE MONTHS ENDING APRIL 30, 2000

1.   ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  HISTORY AND BUSINESS ACTIVITY

          College Bound Student Alliance, Inc., (the "Company") was incorporated in the State of Colorado on July 15, 1993 under the name Winter Park Ventures. The Company was inactive until 1997. On April 22, 1997, the Company amended it articles of incorporation and changed its name to SportsStar Marketing, Inc. On July 13, 1999, the Company changed to its current name after the acquisition of College Bound Student Athletes, Inc.

          The Company's business objective is to expand the choices of colleges for qualified students and to assist parents and students who have the opportunity to access financial aid opportunities. This is the Company's only business segment. The Company is transitioning from a principally franchise based sales force to primarily a direct sales force and other marketing channels. The Company uses a central production and distribution facility to prepare the finished product and distribute to appropriate colleges. The Company's main product line includes profiling, higher education aids and learning programs, financial aid and merit award searches and academic and personal development programs. The Company also licenses the right to publish the magazine "BlueChip Illustrated".

          Beginning in April 1999, the consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, College Bound Student-Athletes, Inc. (CBS-Athletes). All inter-company balances and transactions have been eliminated in consolidation.

     (b)  CASH AND CASH EQUIVALENTS

          The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

     (c)  TRADE CREDITS

          The Company accounts for trade credits according to Financial Accounting Standards Board Emerging Issues Task Force abstract No. 93-11. Trade credits are recorded at cost, and represent purchasing value for goods and services in established barter markets. The Company considers these credits as the equivalent of cash for purchase of certain goods and services, but reviews its trade credits periodically to assess their carrying amounts.

     (d)  LICENSING RIGHTS

          Licensing rights are recorded at cost and are amortized on a straight-line basis over the term of the agreement, which is five years.


                                       F-19

     (e)  NET LOSS PER SHARE

          The Company computes earnings (loss) per share in accordance with the requirements of Statement of Financial Accounting Standards No. 128, Earnings Per Share, (SFAS No. 128). SFAS No. 128 requires the disclosure of basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of stock options, warrants, and their equivalents is calculated using the treasury stock method.

          Net loss per common share - basic and diluted is computed based on the weighted average number of shares of common stock outstanding during the period. Basic loss per common share and loss per common share - assuming dilution, are the same for the periods ended April 30, 2000 and 1999 because of the antidilutive effect of stock options and awards when there is a net loss. The Company has outstanding options to purchase 1,656,233 and 1,126,233 shares of its common stock as of April 30, 2000 and July 31,1999, respectively, which could potentially dilute basic earnings per share in the future.

     (f)  EQUIPMENT

          Equipment is recorded at cost and depreciation is recorded using the straight-line method over the estimated useful lives of the assets ranging from five to seven years for furniture and equipment and three years for vehicles.

     (g)  REVENUE RECOGNITION

          The Company recognizes profile fee revenue from students as the services are performed. Deferred revenue is recorded for cash received in advance for services the Company is obligated to perform. The Company recognizes franchise fee revenue from an individual franchise sale when all the initial services of the Company, as required by the franchise agreement, have been performed. Corporate Sponsorships, which are not restricted as to use by the sponsor, are recognized as revenue when received in accordance with Statement of Financial Accounting Standards No. 116 "Accounting for Contributions Received and Contributions Made."


                                       F-20

     (h)  INCOME TAXES

          The Company has accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

     (i)  STOCK OPTION PLAN AND STOCK OPTION AGREEMENTS

          The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. The Company has adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123 for stock options issued to employees. All stock options issued to non-employees are accounted for using the provisions of SFAS No. 123.

     (j)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

The accompanying condensed consolidated financial statements have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements


                                       F-21

be read in connection with the financial statements and notes thereto for the year ended July 31, 1999, included elsewhere herein.

In the opinion of the Company, the accompanying condensed consolidated financial statements include all adjustments (consisting of normal recurring accruals and adjustments) required to present fairly the Company's financial position at April 30, 2000 and the results of their operations for each of the nine month periods ended April 30, 2000 and 1999.

The operating results for the nine months ended April 30, 2000 are not necessarily indicative of the results that may be expected for the year ended July 31, 2000.

2.   LIQUIDITY

In February 2000, the Company completed the sale of 2,000,000 shares of common stock for $1,000,000 and in March received a $500,000 corporate sponsorship. The Company repaid $160,000 of acquisition and other debt, $76,000 of deferred compensation and $362,000 of deferred vendor and accounts payable with the proceeds from these transactions. Management of the Company believes the cash received from the sale of common stock and sponsorship, plus cash generated from operations, will be sufficient to allow the Company to meet its obligations as they come due through at least November 2000.

The Company's internal sources of liquidity include the continuing commitment of certain management personnel to defer a portion or all of their compensation until cash flow improves, the commitment of certain major stockholders/noteholders to defer payments on their notes until cash flow improves and the ability of a significant stockholder to contribute funding if needed.

3.   BUSINESS COMBINATION


On April 15, 1999, the Company acquired CBS Athletes, for $945,901, consisting of debt, 545,000 shares of the Company's stock, and options to purchase 500,000 shares of the Company's common stock at $0.50 per share. Additional payments of up to $1.1 million and options to purchase 500,000 shares of the Company's common stock could be made upon CBS Athletes achieving certain performance thresholds. It is presently not probable that such performance thresholds will be met. Additional consideration, if any, would be recognized at the point that meeting the thresholds becomes probable.



The acquisition has been accounted for by the purchase method and the results of operation have been included in the Company's financial statements from April 15, 1999. The purchase price was allocated to the fair value of identifiable assets and liabilities. In connection with the purchase, the Company recorded three intangible assets: payment for a covenant not to compete of $147,485 which is being amortized over the covenant period of three years on a straight-line basis; software of $73,300 which is being amortized on a straight line basis over five years; and recruiting systems technology of $1,057,108 which is being amortized on a straight line basis over ten years. These intangible assets have been recorded as other assets.



                                       F-22

The following unaudited pro forma financial information presents the combined results of operations of the Company and CBS Athletes as if the acquisition had occurred at the beginning of fiscal 1999, after giving effect to certain adjustments including amortization of intangibles, additional depreciation expense and increased interest expense on debt related to the acquisition. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and CBS-Athletes constituted a single entity during such period.


                                                       NINE MONTHS ENDED
                                                        APRIL 30, 1999
                                                       -----------------
          Net sales                                      $ 1,302,395
                                                         ===========

          Net loss                                       $  (681,668)
                                                         ===========

          Net loss per share - basic and diluted         $     (0.04)
                                                         ===========

4.   EQUIPMENT

Equipment at April 30, 2000 and July 31, 1999 consisted of the following:

                                                          2000              1999
                                                        --------          -------
          Furniture and equipment                       $ 93,639           89,659
          Vehicle                                         14,076           14,076
                                                        --------          -------
                  Less accumulated depreciation          (35,424)         (20,449)
                                                        --------          -------
                                                        $ 72,291           83,286
                                                        ========          =======


Depreciation expense for the nine months ended April 30, 2000 and 1999, was $14,974 and $4,275, respectively.

5.   NOTES PAYABLE TO RELATED PARTIES

On March 1, 2000, the Company borrowed $52,500 from Chartwell International, Inc. with an interest rate of 10% per annum payable monthly. The principal is payable on the earlier of March 1, 2001 or receipt of $1,000,000 of long-term financing, as defined in the agreement.

On March 1, 2000, the Company borrowed $17,500 from Chartwell International, Inc. with an interest rate of 10% per annum payable monthly, the principal is payable on the earlier of March 1, 2001 or receipt of $1,000,000 of long-term financing, as defined in the agreement.

On March 1, 2000, the Company signed a note for past due amounts of $19,010 to Chartwell International, Inc., without interest payable monthly at a rate of $1,000.00 per month commencing March 1, 2000 or the unpaid principal is payable on receipt of $1,200,000 of long-term financing, as defined in the agreement.


                                       F-23

On March 1, 2000, the Company signed a note for past due amounts of $25,000 from National Collegiate Recruiting Associates, Inc. a wholly owned subsidiary of Chartwell International, Inc. without interest payable monthly at the rate of $1,000.00 per month commencing March 1, 2000, the unpaid principal balance is payable on the receipt of $1,200,000 of long-term financing, as defined in the agreement.

On March 1, 2000, the Company signed a note for $36,665 in trade credits from Chartwell International, Inc. with an interest rate of 10% per annum compounded quarterly, the principal and accrued interest is payable on the earlier of August 1, 2001 or receipt of $1,500,000 of long-term financing, as defined in the agreement. Cumulative principal and interest are payable in trade credits or in cash at the discretion of the Company.

6.   LONG-TERM DEBT PAYABLE TO STOCKHOLDER

     Notes payable to stockholder as of April 30, 2000 and July 31, 1999 consisted of the following:

                                                                                 2000              1999
                                                                                --------         --------
     Note payable to stockholder for acquisition of CBS Athletes, plus
         accrued interest                                                       $460,795         $527,951
     Note payable to stockholder assumed in connection with acquisition
         of CBS Athletes                                                         202,674          208,888
     Note payable to stockholder for agreement not to compete in
         connection with acquisition of CBS Athletes                             135,443          147,485
                                                                                --------         --------
                                                                                 798,912          884,324
     Less current portion                                                        548,917          132,348
                                                                                --------         --------
                                                                                $249,995         $751,976
                                                                                ========         ========

     In December 1999 and March 2000, the former owner of CBS-Athletes and the Company entered into amendments to require payments on debt acquired or issued in connection with the acquisition of CBS-Athletes as follows:

     1. $600,000 non-interest bearing note and $75,000 other note: $160,000 is due upon obtaining $1 million in financing (payment was made in March
          2000) and the remainder of the unpaid balance upon receiving an additional $3,500,000 in financing or $20,000 on July 1, 2000; $20,000 on October 1, 2000; $20,000 on January 1, 2001; $20,000 on March 1,
          2001, and the balance on March 15, 2001.

     2. $176,000 covenant not to compete: 36 equal monthly installments of $4,889 beginning December 15, 1999.

     3. $208,888, 8% note final payment due November 15, 2004: 60 equal monthly installments of interest and principal of $4,446 beginning December 15, 1999.

     In March 2000, payments of $160,000 were made on the $675,000 above-mentioned notes.


                                       F-24

     Aggregate annual maturities of notes payable as of July 31, 1999, assuming the Company does not obtain additional financing which causes acceleration of the payment of this debt, follows:

                July 31:
                    2000                    $ 132,348
                    2001                      532,494
                    2002                       95,381
                    2003                       61,877
                    2004                       47,568
                    Thereafter                 14,656
                                            ---------
                                            $ 884,324
                                            =========

7.   RELATED PARTY TRANSACTIONS

     The Company entered into a consulting agreement with the former owner of CBS-Athletes for $1,500 per month for five years beginning as of the date when the first $100,000 payment is made on the Acquisition Note. In March 2000, $160,000 was paid against the purchase price, which triggered payments to start under the consulting agreement. The first $1,500 payment was made April 2000 and will be made monthly for the next five years.

     The Company leases office space on a month-to-month basis from Chartwell International, Inc. (Chartwell). Rental expense was $59,310 and $30,140 for the nine month periods ended April 2000 and 1999, respectively.

     Beginning February 1, 1998, the Company entered a three-year agreement with Chartwell whereby Chartwell's management performs certain management functions for the Company in exchange for $7,500 per month. Management fee expense was $52,500 and $67,500 for the nine-month periods ended April 30, 2000 and 1999, respectively. The management agreement was cancelled February 29, 2000.

     The Company has acquired licensing rights through an agreement with National College Recruiting Association, Inc. (NCRA), which is a wholly owned subsidiary of Chartwell. The license provides the Company with exclusive use, rights and interest in the NCRA name, franchise program, operating franchisees, franchise fees, operating systems and technology, the "Blue Chip Illustrated" magazine and the 900 Sports line, for a five-year period renewable for an unspecified number of five year terms. The fee for the license includes a payment of $210,000 to NCRA, plus 2.5% of gross revenue from licensed operations and an additional payment of $100,000 upon the Company raising an additional $500,000 in capital. The additional license fee was recognized and the Company paid $75,000 of the fee in February and March 2000.

     The Company offered for sale and sold franchises whereby the purchaser may, for a fee and royalties, secure the use of NCRA's name, distribution network and marketing materials. Under the terms of the franchise agreement, prior to the opening of the franchise, the Company makes available to the franchisee, training at a NCRA facility, sales and start up consulting, and the right to operate a NCRA franchise using the NCRA name and trademark. During the operation of the franchise, the Company is required to


                                       F-25

     provide, among other things, ongoing training and consulting, subscriber services and access to advertising materials and supplies generally for an additional fee.

The Company has recorded its licensing rights at cost, $310,000, and is amortizing the asset over a five-year period using the straight-line method.

8.   INCOME TAXES

     Income tax benefit differed from the amounts computed by applying the U.S. Federal income tax rate of 34% as a result of the following:


                                                           NINE MONTHS ENDED    YEAR ENDED
                                                            APRIL 30, 2000     JULY 31, 1999
                                                           -----------------   -------------
     Computed "expected" tax benefit                          $ 198,065           305,675
     Increase (decrease) in tax benefit resulting
     from:
           State income taxes, net of federal benefit            19,224            29,668
           Increase in valuation allowance                     (217,289)         (335,343)
                                                              ---------          --------
               Income tax expense (benefit)                   $      --                --
                                                              =========          ========


     The Company has a net operating loss carry forward of approximately $2.0 million as of April 30, 2000 available to offset future U.S. tax liabilities, which expires beginning in 2018 and is the Company's only significant deferred tax asset. Due to historical operating losses, the Company has provided a valuation allowance against this asset. Accordingly, no deferred tax asset has been included in the accompanying balance sheets.

9.   STOCKHOLDERS' EQUITY (DEFICIT)

The Company has 10,000,000 shares of authorized preferred stock, par value $0.001, issuable from time to time in different series with rights and privileges to be determined by the Board of Directors. No preferred stock has been issued.

10.  EMPLOYMENT AGREEMENT

In August 1997, the Chairman of the Board entered into an agreement which gives the Chairman a five-year option to purchase 1,000,000 shares of the Company's common stock at $.50 per share which was the fair value of the common stock on the grant date. The agreement was later modified and options granted are as follows: 311,233 shares to the former Chairman (all vested), 200,000 shares to the existing Chairman, vested as of April 19, 2000, and 110,000 shares for the period April 19, 2000 to November 6, 2000 vesting April 19, 2001.


                                       F-26

11.  STOCK OPTIONS

The per share weighted average fair value of stock options granted during the nine months ended April 30, 2000 and the year ended July 31, 1999 was $.23 and $.30, respectively, on the date of grant using the Black Scholes option pricing model with the following assumptions: no expected dividend yield, risk free interest rate of 6%, volatility of 115%, and expected option lives ranging from 3 to 5 years.

The Company applies APB Opinion No. 25 in accounting for its stock options issued to employees and, accordingly, no compensation cost has been recognized in the accompanying financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below for the nine months ended April 30, 2000 and the year ended July 31, 1999:

                                                       2000               1999
                                                    ----------          --------
     Net loss as reported                           $ (582,845)         (899,043)
                                                    ==========          ========
     Net loss, pro forma                            $ (719,202)         (955,338)
                                                    ==========          ========
     Net loss per share - basic and diluted
         pro forma                                  $    (0.04)            (0.06)
                                                    ==========          ========

The above pro forma disclosures are not necessarily representative of the effect on the reported net loss for future periods because options vest over several years and additional awards are generally made each year.

Stock option activity was as follows:

                                          Number of shares   Range of exercise       Weighted average
                                                                    prices             exercise price
                                          ----------------   ------------------      ----------------
     Balance at July 31, 1997                  10,000          $0.50                     $ 0.50
        Granted                               311,233          $0.50                     $ 0.50
        Canceled                              (10,000)         $0.50                     $ 0.50
                                            ---------
     Balance at July 28, 1998                 311,233          $0.50                     $ 0.50
        Granted                               815,000          $0.50 to $1.00            $ 0.51
     Balance at July 31, 1999               1,126,233          $0.50 to $1.00            $ 0.51
        Granted                               535,000          $0.27 to $0.50
        Canceled                               (5,000)         $0.50                     $ 0.50
                                            ---------
     Balance at April 30, 2000              1,656,233          $0.27 to $1.00            $ 0.47
                                            =========
     Number of options
     exercisable at April 30, 2000          1,291,233          $0.27 to $1.00            $ 0.47
                                            =========

Canceled options are a result of employee terminations and forfeitures.


                                       F-27

                                    WEIGHTED
                                    AVERAGE
                                   REMAINING           NUMBER
     EXERCISE       NUMBER        CONTRACTUAL      EXERCISABLE AT
      PRICE       OUTSTANDING     LIFE (YEARS)     APRIL 30, 2000
     --------     -----------     ------------     --------------
     $  .27           250,000          5.5              250,000
        .50         1,396,233          4.8            1,031,233
       1.00            10,000          1.5               10,000
                    ---------                         ---------
                    1,656,233                         1,291,233
                    =========                         =========


The Company has agreements to grant additional options to certain employees. The Chairman of the Board is granted additional 200,000 options for each year of service, which vest after the year such service is completed. The CEO is to receive 250,000 options on the anniversary date of employment. The Chief Financial Officer, hired May 1, 2000, is to receive 250,000 options vesting 20% per year over the next five years on the anniversary date of employment. The Corporate Controller is to receive 100,000 options vesting 20% per year over the next four years on the anniversary date of employment. In March 2000, the Company granted options for an additional 50,000 shares to the CEO, which vest in March 2001. All mentioned option plans are included in the options outstanding at April 30, 2000.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, notes payable, accounts payable, accrued liabilities, notes payable to related parties and due to related parties approximate fair value because of the short maturity or duration of these instruments. The carrying amount of long-term debt approximates fair value as the interest rates are considered market rates, for long-term debt which is not interest bearing, the discount used for financial reporting purposes is the incremental borrowing rate and, accordingly, discounted value approximates fair value.

13.  SUBSEQUENT EVENTS


On May 5, 2000, the Company acquired College Foundation Planners, Inc.
(CFPI), for a contractual purchase price of $434,414, consisting primarily of $241,000 debt and 540,000 shares valued at $148,500 of the Company's stock. The contractual purchase price is based on CFPI having defined net assets and maintaining defined revenue thresholds for periods before and after closing of the purchase. If the thresholds are not reached, the purchase price will be lowered. Two hundred fifty thousand of the 540,000 shares issued have been placed in escrow with an independent agent and will be released depending upon CFPI attaining contractual revenue thresholds in the next year. Options to purchase 500,000 shares of the Company's common stock have been granted to the former owner and operator of CFPI as part of the employment contract, which become vested and exercisable only to the extent CFPI achieves contractual performance thresholds over the next three years, which if attained will be recognized as expense in the periods earned.


                                       F-28

The following unaudited pro forma financial information presents the combined results of operations of the Company and CFPI as if the acquisition had occurred at the beginning of fiscal 2000 and 1999, after giving effect to certain adjustments including amortization of intangibles, additional depreciation expense and increased interest expense on debt related to the acquisition. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and CFPI constituted a single entity during such periods.


                                                    NINE MONTH
                                                   PERIOD ENDED          YEAR ENDED
                                                  APRIL 30, 2000        JULY 31, 1999
                                                  --------------        -------------
     Net sales                                      $ 1,861,624           1,791,022
                                                    ===========          ==========
     Net loss                                       $  (702,973)           (777,683)
                                                    ===========          ==========
     Net loss per share - basic and diluted         $     (0.04)              (0.05)
                                                    ===========          ==========


In May 2000, the Company entered into an investment agreement with Swartz Private Equity, LLC. The investment agreement entitles the Company to issue and sell, at its option, common stock for up to an aggregate of $30,000,000 from time to time during a three-year period commencing on the effective date of a registration statement (a "Put Right"). Management does not know to what extent it will utilize this method of financing, but believed it to be prudent to have the financing mechanism in place should the need arise. This investment agreement will provide the Company with a financing alternative that can be evaluated against other financing alternatives available to the Company. In order to invoke a Put Right, the Company must have an effective registration statement on file with the Securities and Exchange Commission registering the resale of the common shares which may be issued as a consequence of the invocation of the Put Right. If the Company does not use the Put Right financing, it will still be obligated to pay a non-usage fee of a maximum of $300,000 over the three-year period. During the term of the investment agreement and for one year after its termination, the Company is prohibited from issuing or selling any capital stock or securities convertible into the Company's capital stock for cash in private capital raising transactions, without obtaining the prior written approval of Swartz which Swartz has agreed to not unreasonably withhold. In addition, Swartz has the option for 10 days after receiving notice to purchase such securities on the same terms and conditions. This right of first refusal does not apply to acquisitions, option plans or strategic partnership or joint ventures.


                                       F-29



The Board of Directors
College Bound Student Athletes, Inc.:

We have audited the accompanying statement of operations of College Bound Student Athletes, Inc. (Company) for the seven months ended April 30, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of operations is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of operations. An audit of a statement of operations also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of operations presentation. We believe that our audit of the statement of operations provides a reasonable basis for our opinion.

In our opinion, the statement of operations referred to above presents fairly, in all material respects, the results of operations of College Bound Student Athletes, Inc. for the seven months ended April 30, 1999, in conformity with accounting principles generally accepted in the United States of America.




Denver, Colorado
January 19, 2001

                                       F-30


                       COLLEGE BOUND STUDENT ATHLETES, INC.

                               Statement of Operations

                           Seven months ended April 30, 1999


Revenue                                         $      698,629

Cost of revenue                                       (413,812)
                                                --------------

     Gross profit                                      284,817

Selling, general and administrative expenses          (375,188)
Depreciation and amortization                           (5,920)
                                                --------------

     Loss from operations                              (96,291)

Interest expense                                       (15,821)
Other income, net                                          309
                                                --------------
     Loss before income tax benefit                   (111,803)

Income tax benefit                                      12,300
                                                --------------

     Net loss                                   $      (99,503)
                                                ==============









See accompanying notes to statement of operations.

                                          F-31


                      COLLEGE BOUND STUDENT ATHLETES, INC.

                       Notes to Statement of Operations

                       Seven months ended April 30, 1999


(1)  Basis of Presentation

The accompanying statement of operations of College Bound Student Athletes, Inc. (CBS-Athletes) reflects the seven months ended April 30, 1999. Effective April 30, 1999, College Bound Student Alliance, Inc. (CBSA, Inc.) acquired all of the issued and outstanding stock of CBS-Athletes. The accompanying statement of operations for the seven months ending April 30, 1999, reflects the period from CBS-Athletes' fiscal year end of September 30, 1998, to the effective date of the acquisition by CBSA, Inc. of April 30, 1999. The seven months ending April 30, 1999, reflects only CBS-Athletes' statement of operations and accordingly, is not intended to present a complete set of financial statements as required by accounting principles generally accepted in the United
States of America. The readers of the financial statements should read these financial statements in conjunction with other financial statements of CBSA, Inc.

(2)  Business and Organization

CBS-Athletes was incorporated in March 1991, in the state of Wisconsin. The principal business of CBS-Athletes is to prepare a profile for Prospective college students that presents the student's athletic, scholastic and other accomplishments and to assist the prospective college student in identifying colleges and student financial aid sources. This is CBS-Athletes' only business segment. Effective April 30, 1999, CBSA, Inc. acquired all of the issued and outstanding stock of CBS-Athletes for a purchase price of $945,901.

(3)  Summary of Significant Accounting Policies

     (a)  Revenue Recognition

          CBS-Athletes recognizes revenue as the services are performed. Deferred revenue is recorded for cash received in advance for services CBS-Athletes is obligated to perform. Customers have the right to terminate the contract for a full refund within three days of April 30, 1999. Contracts terminated within three days of April 30, 1999 are excluded from revenue for the seven months then ended.

     (b)  Property and Equipment

          Property and equipment are recorded at cost. Property and equipment under capital leases are stated at the present value of minimum lease obligations. Depreciation on property and equipment is calculated on straight-line and accelerated methods over the estimated useful lives of the assets, ranging from five to seven years. Property and equipment under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

     (c)  Impairment of Long-Lived Assets and Long-Lived Assets to be
          Disposed Of

          CBS-Athletes accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                                                                   (Continued)

                                         F-32


                      COLLEGE BOUND STUDENT ATHLETES, INC.

                       Notes to Statement of Operations

                       Seven months ended April 30, 1999



          Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (d)  Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (e)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

(4)  Lease Commitments

CBS-Athletes leases office space under a noncancelable operating lease expiring in August 2000. Future minimum lease payments under this lease are $3,640 per month through August 1999 and $3,710 per month through August 2000. Rent expense is recorded on a straight-line basis for leases with accelerated lease payment provisions. Total rental expense including common area maintenance expenses for the seven months ended April 30, 1999 totaled $30,159.

(5)  Notes Payable

Notes payable consist of the following:

     Unsecured note payable to stockholder in the amount of $208,888, with interest at 8%, final payment due November 15, 2004: 60 equal monthly installments of interest and principal of $4,446 beginning December 15, 1999.

     Unsecured note payable to stockholder in the amount of $15,000, with interest at 10% payable monthly, due on March 15, 2001.

                                                                 (Continued)

                                       F-33


                      COLLEGE BOUND STUDENT ATHLETES, INC.

                       Notes to Statement of Operations

                       Seven months ended April 30, 1999


     Unsecured revolving line of credit with a bank totaling $150,000, of which $60,000 was outstanding as of April 30, 1999. Amounts drawn against the line of credit are payable on demand and bear interest at the prime rate plus .5% (8.25% at April 30, 1999).

     Equipment note payable to supplier in the amount of $4,155, secured by various equipment, with interest at 11.94%, payable monthly, due July 2000.


(6)  Income Tax Benefit

Income tax benefit consists of the following for the seven months ended April 30, 1999 - current income tax expense of $800 payable to the state of California and deferred income tax benefit of $13,100, resulting in a total net income tax benefit of $12,300. The deferred tax benefit was attributable to the reduction in deferred tax liabilities for property and equipment depreciation differences. Sources of deferred tax assets include net operating loss carryforwards and deferred tax liabilities consist of depre-ciation differences on property and equipment. A full valuation allowance was recorded against the net operating loss carryforward generated during the seven months ended April 30, 1999. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that CBS-Athletes will not realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be increased in the future based on tax planning strategies of CBSA, Inc.

(7)  Legal Proceedings

CBS-Athletes is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on CBS-Athletes' results of operations.




                                          F-34


                      COLLEGE BOUND STUDENT ALLIANCE, INC.

                  Pro Forma Combined Statement of Operations

                       Seven months ended April 30, 1999

                                  (Unaudited)


The following unaudited pro forma combined statement of operations has been prepared to give effect to the acquisition of College Bound Student Athletes, Inc. (CBS-Athletes) which is described below:

Effective April 30, 1999, College Bound Student Alliance, Inc. (CBSA, Inc.) acquired all of the issued and outstanding common stock of CBS-Athletes. The principal business activity of CBS-Athletes is to prepare a profile for prospective college students that presents the student's athletic, scholastic and other accomplishments and to assist the prospective college student in identifying colleges and student financial aid sources. The transaction was accounted for as a purchase and the results of operations of CBS-Athletes are included in the consolidated financial statements of CBSA, Inc. beginning May 1, 1999. The pro forma combined statement of operations for the seven months ended April 30, 1999, assumes the acquisition was consummated on October 1, 1998.

In management's opinion, all adjustments necessary to reflect the acquisition are presented in the pro forma adjustments for the seven months ended April 30, 1999. The pro forma statement does not purport to present the results of operations that would have resulted had the acquisition been consummated as of the date or for the period indicated and does not purport to project CBSA, Inc.'s results of operations at any future date or for any future period.



                                       F-35









                      COLLEGE BOUND STUDENT ALLIANCE, INC.

                  Pro Forma Combined Statement of Operations

                      Seven months ended April 30, 1999

                                  (Unaudited)

                            College Bound     College Bound
                              Student           Student        Pro Forma     Pro Forma
                            Alliance, Inc.    Athletes, Inc.   adjustments   combined
                            --------------    --------------   -----------   ---------
Revenue                     $   193,788           698,629                      892,417
Costs of revenue               (148,994)         (413,812)                    (562,806)
                            -----------          --------                     --------

     Gross profit                44,794           284,817                      329,611

Selling, general and
 administrative expenses       (458,506)         (375,188)                    (833,694)
Depreciation and amortiza-
 tion                           (28,280)           (5,920)     (91,546) (2a)  (125,746)
                            -----------          --------     --------        --------
     Loss from operations      (441,992)          (96,291)     (91,546)       (629,829)

Interest expense                    (67)          (15,821)     (33,650) (2b)   (49,538)
Other income, net                  --                 309         --               309
                            -----------          --------     --------        --------

     Loss before income
      tax benefit              (442,059)         (111,803)    (125,196)       (679,058)

Income tax benefit                 --              12,300      (12,300) (2c)      --
                            -----------          --------     --------        --------

Net loss                    $  (442,059)          (99,503)    (137,496)       (679,058)
                            ===========          ========     ========        ========

Net loss per basic and
 diluted share              $     (0.03)                                         (0.04)
                            ===========                                       ========

Weighted average shares
 outstanding - basic and
 diluted                     16,991,556                        522,500      17,514,056
                            ===========                        =======      ==========



See accompanying notes to pro forma combined statement of operations.


                                             F-36




                           COLLEGE BOUND STUDENT ALLIANCE, INC.

                    Notes to Pro Forma Combined Statement of Operations

                            Seven months ended April 30, 1999

                                    (Unaudited)

(1)  Basis of Presentation

The accompanying pro forma combined statement of operations of College Bound Student Alliance, Inc. (CBSA, Inc.) for the seven months ended April 30, 1999.

Effective April 30, 1999, CBSA, Inc. acquired all of the issued and outstanding common stock of College Bound Student Athletes, Inc. (CBS-Athletes), for $945,901. The purchase price is comprised of a $600,000 note payable to the seller, a $176,000 covenant not to compete, 522,500 shares of CBSA, Inc.'s common stock valued at $198,934, options to purchase 500,000 shares of CBSA, Inc.'s common stock at $0.50 per share valued at $61,531 and $10,000 in direct acquisition costs. The note payable to seller and covenant not to compete were non-interest bearing, which CBSA, Inc. discounted at 8% for purposes of calculating the purchase price. The present value of amounts to be paid under the note and covenant not to compete totaled $675,436. During 2000, CBSA, Inc. issued 22,500 shares of common stock valued at $8,028 as additional purchase price consideration. Additional payments of up to $1.1 million and options to purchase 500,000 shares of CBSA, Inc.'s common stock could be made upon CBS-Athletes achieving certain performance thresholds during the five-year period ending March 3, 2004. In management's judgment it is presently not probable that such performance thresholds will be met. Additional consideration, if any, would be recognized at the point that meeting thresholds becomes probable. The acquisition was accounted for as a purchase and the excess of cost over the fair value of acquired net tangible assets was recognized as intangible assets. CBSA, Inc. recorded three intangible assets: a covenant not to compete valued at $147,485 which is being amortized over the covenant period of three years on a straight-line basis; software of $73,300 which is being amortized on a straight-line basis over five years; and recruiting systems technology of $1,057,108 which is being amortized on a straight-line basis over ten years.

(2)  Pro Forma Adjustments

The following pro forma adjustments give effect to the Acquisition of CBS-
Athletes:

     a. Reflects the increase in amortization of intangible assets recorded as a result of the acquisition. Intangible assets amortization includes recruiting systems technology of $1,057,108 which is being amortized on a straight-line basis over ten years, the covenant not to compete valued at $147,485 which is being amortized over the covenant period of three years on a straight-line basis, and software of $73,300 which is being amortized on a straight-line basis over five years.

     b. Reflects the increase in interest expense due to the $600,000 promissory note payable to seller issued to finance the CBS-Athletes acquisition at an assumed interest rate of 8%, and the $176,000 non-interest bearing note, discounted by CBSA, Inc. at 8% for the covenant not to compete.

     c. Reflects the impact of income taxes as a result of the acquisition assuming the acquisition was consummated on October 1, 1998. A net deferred tax liability would not have been recorded since CBSA, Inc. would have had deferred tax assets to offset these liabilities.


                                         F-37









                                    PART III

         The following exhibits are included with this registration statement:


     REGULATION
        S-B
       NUMBER     DOCUMENT
         2.1      Stock Purchase Agreement with Wayne O. Gemas (1)

         2.2      Amendments to Stock Purchase Agreement with Wayne O. Gemas (1)

         2.3 Agreement to Acquire College Foundation Planners, Inc. by College Bound Student Alliance, Inc. (1)

         3.1      Amended and Restated Articles of Incorporation (1)

         3.2      Bylaws (1)

         10.1     Agreement with National College Recruiting Association (1)

         10.2     Management Services Agreement with Chartwell International,
                  Inc. (1)

         10.3     Office Lease with Chartwell International, Inc. (1)

         10.4     Office Lease with The Intrepid Company (1)

         10.5     Consulting Agreement with Wayne O. Gemas (1)

         10.6     Executive Employment Agreement with Kevin Gemas (1)

         10.7     Employment Agreement with Arthur D. Harrison (1)


                                       29














         10.8     Employment Agreement with Rick N. Newton (1)

         10.9     Promissory Note to Arthur D. Harrison dated June 15, 1999 (1)

         10.1 Employment and Stock Option Agreement with Jerome M. Lapin dated August 9, 1999 (1)

         10.11 Promissory Note to Chartwell International, Inc. dated January 28, 2000, as amended (1)

         10.12 Promissory Note to Chartwell International, Inc. dated February 1, 2000, as amended (1)

         10.13 Amendment to Agreement with National College Recruiting Association (1)

         10.14    Investment Agreement with Swartz Private Equity, LLC (1)

         10.15    Promissory Notes and Security Agreement to Constance J. Cooper
                  (1)

         10.16    Employment Agreement with Constance J. Cooper (1)

         10.17    Office lease with SanTom Holdings, L.L.C. (1)

         16       Letter from Grant Thornton LLP (1)

         21       Subsidiaries of the Registrant (1)

         27       Financial Data Schedule (1)


     (1) Previously filed


                                       30



















                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   COLLEGE BOUND STUDENT ALLIANCE, INC.



Date: February 2, 2001              By:      /s/ Jerome M. Lapin
                                       -----------------------------------------
                                            Jerome M. Lapin
                                            Chief Executive Officer



                                       31